Exhibit 99.2
MANAGEMENT'S REPORT

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING
The management of Crescent Point Energy Corp. is responsible for the preparation of the consolidated financial statements. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and include certain estimates that reflect management’s best estimates and judgments. Management has determined such amounts on a reasonable basis in order to determine that the consolidated financial statements are presented fairly in all material respects.
PricewaterhouseCoopers LLP, an independent firm of chartered professional accountants, was appointed by a resolution of the Board of Directors to audit the consolidated financial statements of the Company and to provide an independent professional opinion. PricewaterhouseCoopers LLP was appointed to hold such office until the next annual meeting of the shareholders of the Company.
The Board of Directors, through its Audit Committee, has reviewed the consolidated financial statements including notes thereto with management and PricewaterhouseCoopers LLP. The members of the Audit Committee are composed of independent directors who are not employees of the Company. The Audit Committee meets regularly with management and PricewaterhouseCoopers LLP to review and approve the consolidated financial statements. The Board of Directors has approved the information contained in the consolidated financial statements based on the recommendation of the Audit Committee.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management has developed and maintains an extensive system of internal accounting controls that provide reasonable assurance that all transactions are accurately recorded, that the consolidated financial statements realistically report the Company’s operating and financial results, and that the Company’s assets are safeguarded. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.
Management has assessed the effectiveness of the Company's internal control over financial reporting as at December 31, 2023. The assessment was based on the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") framework in Internal Control - Integrated Framework (2013) to evaluate the design and effectiveness of internal control over financial reporting. Management concluded that this system of internal controls was effective as of December 31, 2023. The Company has effective disclosure controls and procedures to ensure timely and accurate disclosure of material information relating to the Company which complies with the requirements of Canadian securities legislation and the United States Sarbanes - Oxley Act of 2002.
PricewaterhouseCoopers LLP, an independent firm of chartered professional accountants who also audited the Company's consolidated financial statement for the year ended December 31, 2023, has audited the effectiveness of the Company's internal control over financial reporting as at December 31, 2023.

Craig Bryksa President and Chief Executive Officer	Ken Lamont Chief Financial Officer

February 28, 2024

CRESCENT POINT ENERGY CORP.	1

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Crescent Point Energy Corp.

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Crescent Point Energy Corp. and its subsidiaries (together, the Company) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

CRESCENT POINT ENERGY CORP.	2

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of property, plant and equipment acquired as a part of business combinations

As described in Notes 2, 3 and 8 to the consolidated financial statements, the Company completed the acquisitions of the Kaybob Duvernay (Kaybob) assets on January 11, 2023 and the Alberta Montney (Montney) assets on May 10, 2023 for consideration of $370.4 million and $1.70 billion, respectively, and the corporate acquisition of Hammerhead Energy Inc. (Hammerhead) on December 21, 2023 for consideration of $2.04 billion. These transactions were accounted for as business combinations using the acquisition method, with identifiable assets acquired and liabilities and contingent liabilities assumed, measured at their fair values at the acquisition date. The Kaybob and Montney assets acquired included property, plant and equipment (PP&E) of $323.7 million and $1.62 billion, respectively. The Hammerhead acquisition included PP&E of $2.41 billion. Management determined the fair value of the PP&E acquired by estimating the discounted after-tax future net cash flows (valuation method). The determination of the fair value of PP&E acquired requires judgment by management in making assumptions, including estimates of reserves acquired, forecast benchmark commodity prices, production forecasts, costs and discount rates. In determining the estimates of the reserves acquired, management utilizes the services of specialists, specifically independent petroleum reservoir engineers (management’s specialists).

The principal considerations for our determination that performing procedures relating to the valuation of PP&E acquired as part of business combinations is a critical audit matter are (i) the judgment by management, including the use of management’s specialists, in developing the fair values of PP&E acquired, (ii) a high degree of auditor judgment, effort and subjectivity in performing procedures and evaluating assumptions used in developing those estimates including reserves acquired, forecast benchmark commodity prices, production forecasts, costs and discount rates, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s determination of the fair values of the PP&E acquired and controls over the development of the assumptions used in these valuations. These procedures also included, among others, testing management’s process for determining the fair values of the PP&E acquired which included (i) evaluating the appropriateness of the valuation method used in making the estimates, (ii) testing the completeness and accuracy of underlying data used in management’s determination of the fair values and (iii) evaluating the reasonableness of assumptions used by management related to estimated reserves acquired, forecast benchmark commodity prices, production forecasts, costs and discount rates. Evaluating these assumptions involved assessing whether these assumptions used were reasonable considering the current and past performance of similar PP&E owned by the Company, external market and industry data and whether they were consistent with evidence obtained in other areas of the audit, as applicable. The work of management’s specialists was used in performing procedures to evaluate the reasonableness of the reserves acquired. As a basis for using this work, management’s specialists’ qualifications were understood and the Company’s relationship with management’s specialists was assessed. The procedures performed also included evaluating the methods and assumptions used by management’s specialists, testing the completeness and accuracy of the data used by management’s specialists, and evaluating management’s specialists’ findings. Professionals with specialized skill and knowledge were used to assist in assessing the appropriateness of the valuation method and evaluating the reasonableness of the discount rates.

The impact of estimates of proved plus probable oil and gas reserves on development and production assets

As described in Notes 2, 3 and 10 to the consolidated financial statements, the Company had a net balance of $10,679.2 million for development and production assets as of December 31, 2023, and the related depletion expense for the year ended December 31, 2023 was $1,009.3 million. Development and production assets are measured at cost less accumulated depletion and any accumulated impairment losses. Development and production assets are depleted using the unit-of-production method based on estimated proved plus probable oil and gas reserves before royalties, as determined by independent petroleum reservoir engineers. Determining the Company’s proved plus probable oil and gas reserves required the use of significant judgment and assumptions by management related to production forecasts, commodity prices, costs and related future cash flows. In determining the estimates of the proved plus probable oil and gas reserves, management utilizes the services of specialists, specifically independent petroleum reservoir engineers (management’s specialists).

CRESCENT POINT ENERGY CORP.	3

The principal considerations for our determination that performing procedures relating to the impact of estimates of proved plus probable oil and gas reserves on development and production assets is a critical audit matter are (i) the judgment by management, including the use of management’s specialists, when developing the estimates of proved plus probable oil and gas reserves, and (ii) a high degree of auditor judgment, effort and subjectivity in performing procedures and evaluating assumptions used in developing those estimates, including production forecasts, commodity prices, costs and related future cash flows.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimates of proved plus probable oil and gas reserves and the calculation of depletion expense. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of the proved plus probable oil and gas reserves used to determine depletion expense. As a basis for using this work, management’s specialists’ qualifications were understood and the Company’s relationship with management’s specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by management’s specialists, tests of the data used by management’s specialists and an evaluation of management’s specialists’ findings. Evaluating the assumptions used by management’s specialists related to production forecasts, commodity prices, costs and related future cash flows involved assessing whether the assumptions used were reasonable considering the current and past performance of the Company and whether they were consistent with industry pricing forecasts and evidence obtained in other areas of the audit, as applicable. Procedures were also performed to test the unit-of-production method used to calculate depletion expense.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Calgary, Canada
February 28, 2024

We have served as the Company's auditor since 2001.

CRESCENT POINT ENERGY CORP.	4

CONSOLIDATED BALANCE SHEETS

As at December 31
(Cdn$ millions)	Notes	2023	2022
ASSETS
Cash		17.3	289.9
Accounts receivable		377.9	327.8
Prepaids and deposits		87.8	65.5
Derivative asset	27	240.7	138.9
Other current assets	5	79.2	18.7
Assets held for sale	8	247.1	148.4
Total current assets		1,050.0	989.2
Derivative asset	27	14.3	96.4
Other long-term assets	6	7.4	6.4
Exploration and evaluation	7, 8	607.0	104.2
Property, plant and equipment	8, 10	10,718.3	7,729.4
Right-of-use asset	14	102.8	78.1
Goodwill	11	275.9	203.9
Deferred income tax	24	—	278.8
Total assets		12,775.7	9,486.4
LIABILITIES
Accounts payable and accrued liabilities		634.9	448.2
Dividends payable		56.8	99.4
Current portion of long-term debt	13	380.0	538.7
Derivative liability	27	51.4	8.7
Other current liabilities	12	118.0	115.6
Liabilities associated with assets held for sale	8	132.4	28.4
Total current liabilities		1,373.5	1,239.0
Long-term debt	13	3,186.3	902.8
Derivative liability	27	3.8	—
Other long-term liabilities	15	31.0	40.8
Lease liability	14	104.2	99.2
Decommissioning liability	8, 16	566.4	633.9
Deferred income tax	24	643.0	77.3
Total liabilities		5,908.2	2,993.0
SHAREHOLDERS’ EQUITY
Shareholders’ capital	17	17,052.7	16,419.3
Contributed surplus		17.4	17.1
Deficit	18	(10,202.5)	(10,563.3)
Accumulated other comprehensive income		(0.1)	620.3
Total shareholders' equity		6,867.5	6,493.4
Total liabilities and shareholders' equity		12,775.7	9,486.4
Commitments (Note 29)
Subsequent Events (Note 33)
See accompanying notes to the consolidated financial statements.
Approved on behalf of the Board of Directors:

Barbara Munroe Chair of the Board	Mike Jackson Director

CRESCENT POINT ENERGY CORP.	5

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31
(Cdn$ millions, except per share amounts)	Notes	2023	2022 Revised (1)
REVENUE AND OTHER INCOME
Oil and gas sales	32	3,499.0	3,847.0
Purchased product sales		66.2	100.8
Royalties		(375.3)	(435.5)
Oil and gas revenue		3,189.9	3,512.3
Commodity derivative gains (losses)	20, 27	163.8	(473.4)
Other income	21	13.4	59.0
		3,367.1	3,097.9
EXPENSES
Operating		770.5	628.2
Purchased product		68.6	102.9
Transportation		174.3	131.0
General and administrative	8	126.5	78.4
Interest	22	129.4	63.6
Foreign exchange (gain) loss	23	(10.0)	18.8
Share-based compensation	25	38.7	38.8
Depletion, depreciation and amortization	7, 10, 14	894.7	807.2
Impairment (impairment reversal)	10	93.8	(357.3)
Accretion and financing	14, 16	27.5	24.5
		2,314.0	1,536.1
Net income before tax from continuing operations		1,053.1	1,561.8

Tax expense (recovery)
Current	24	(0.7)	—
Deferred	24	254.4	415.1
Net income from continuing operations		799.4	1,146.7
Net income (loss) from discontinued operations	9	(229.1)	336.7
Net income		570.3	1,483.4

Other comprehensive income
Items that may be subsequently reclassified to profit or loss
Foreign currency translation of foreign operations		1.3	90.7
Reclassification of cumulative foreign currency translation of discontinued foreign operations	9	(621.7)	—
Comprehensive income (loss)		(50.1)	1,574.1

Net income (loss) per share	26
Continuing operations - basic		1.47	2.03
Discontinued operations - basic		(0.42)	0.59
Net income per share - basic		1.05	2.62

Continuing operations - diluted		1.46	2.01
Discontinued operations - diluted		(0.42)	0.59
Net income per share - diluted		1.04	2.60
(1)Comparative period revised to reflect current period presentation. See Note 9 - "Discontinued Operations" for additional information.
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	6

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Cdn$ millions, except per share amounts)	Notes	Shareholders’ capital	Contributed surplus	Deficit	Accumulated other comprehensive income	Total shareholders’ equity
December 31, 2021		16,706.9	17.5	(11,848.7)	529.6	5,405.3
Redemption of restricted shares		5.2	(5.2)	2.6		2.6
Common shares repurchased for cancellation		(294.2)				(294.2)
Share-based compensation			6.2			6.2
Stock options exercised		1.4	(1.4)			—
Net income				1,483.4		1,483.4
Dividends declared ($0.360 per share)				(200.6)		(200.6)
Foreign currency translation adjustment					90.7	90.7
December 31, 2022		16,419.3	17.1	(10,563.3)	620.3	6,493.4
Issued for cash	17	500.1				500.1
Issued on capital acquisition	8, 17	493.0				493.0
Redemption of restricted shares	17	4.9	(4.9)	2.4		2.4
Common shares repurchased for cancellation	17	(349.9)				(349.9)
Share issue costs, net of tax	17	(15.4)				(15.4)
Share-based compensation	25		5.8			5.8
Stock options exercised	25	0.7	(0.6)			0.1
Net income				570.3		570.3
Dividends declared ($0.387 per share)				(211.9)		(211.9)
Foreign currency translation adjustment					1.3	1.3
Reclassification of cumulative foreign currency translation of discontinued foreign operations	9				(621.7)	(621.7)
December 31, 2023		17,052.7	17.4	(10,202.5)	(0.1)	6,867.5
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	7

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31
(Cdn$ millions)	Notes	2023	2022
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net income		570.3	1,483.4
Items not affecting cash
Other (income) loss	21	4.2	(49.0)
Deferred tax expense	24	533.0	387.9
Share-based compensation		5.7	6.0
Depletion, depreciation and amortization	7, 10, 14	1,065.0	951.7
Impairment (impairment reversal)	10	822.2	(428.6)
Accretion	16	22.7	19.2
Unrealized (gains) losses on derivatives	27	56.9	(171.0)
Translation of US dollar long-term debt	23	(16.8)	91.5
Reclassification of cumulative foreign currency translation of discontinued foreign operations	9	(621.7)	—
Translation of US dollar derivatives	27	0.9	—
Realized gain on cross currency swap maturity	23	(151.8)	(63.8)
Decommissioning expenditures	16	(40.0)	(20.1)
Change in non-cash working capital	31	(54.9)	(15.0)
		2,195.7	2,192.2
INVESTING ACTIVITIES
Development capital and other expenditures	7, 10	(1,220.5)	(1,027.4)
Capital acquisitions, net of cash acquired	8	(3,616.2)	(90.7)
Capital dispositions	8	604.5	283.6
Other long-term assets	6	(0.8)	—
Change in non-cash working capital	31	(4.2)	(26.1)
		(4,237.2)	(860.6)
FINANCING ACTIVITIES
Issue of shares, net of issue costs		479.7	—
Common shares repurchased for cancellation	17	(349.9)	(294.2)
Increase (decrease) in bank debt, net	31	2,675.1	(338.5)
Repayment of senior guaranteed notes and acquired long-term debt	31	(897.9)	(281.8)
Realized gain on cross currency swap maturity	23	151.8	63.8
Payments on principal portion of lease liability	14, 31	(20.8)	(20.4)
Dividends declared	31	(211.9)	(200.6)
Change in non-cash working capital	31	(57.2)	15.7
		1,768.9	(1,056.0)
Impact of foreign currency on cash balances		—	0.8
INCREASE (DECREASE) IN CASH		(272.6)	276.4
CASH AT BEGINNING OF YEAR		289.9	13.5
CASH AT END OF YEAR		17.3	289.9
See accompanying notes to the consolidated financial statements.

Supplementary Information:

Cash taxes paid	(0.1)	—
Cash interest paid	(118.1)	(68.0)

CRESCENT POINT ENERGY CORP.	8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
1.STRUCTURE OF THE BUSINESS
The principal undertaking of Crescent Point Energy Corp. (the “Company” or “Crescent Point”) is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries.
Crescent Point is the ultimate parent and is amalgamated in Alberta, Canada under the Alberta Business Corporations Act. The address of the principal place of business is 2000, 585 - 8th Ave S.W., Calgary, Alberta, Canada, T2P 1G1.
These annual consolidated financial statements were approved and authorized for issue by the Company's Board of Directors on February 28, 2024.
2.BASIS OF PREPARATION
a)Preparation
These consolidated financial statements are presented under IFRS Accounting Standards as issued by the International Accounting Standards Board. The policies applied in these consolidated financial statements are based on IFRS Accounting Standards issued and outstanding as of February 28, 2024, the date the Board of Directors approved the statements.
The Company’s presentation currency is Canadian dollars and all amounts reported are Canadian dollars unless noted otherwise. References to “US$” and "US dollars" are to United States ("U.S.") dollars. Crescent Point's Canadian operations are presented herein as continuing operations. The Company's U.S. operations have been classified and presented as discontinued operations. See Note 9 - "Discontinued Operations" for additional information.
b)Basis of measurement, functional and presentation currency
The Company’s presentation currency is Canadian dollars. The accounts of the Company’s foreign operations that have a functional currency different from the Company’s presentation currency are translated into the Company’s presentation currency at period end exchange rates for assets and liabilities and at the average rate over the period for revenues and expenses. Translation gains and losses relating to the foreign operations are recognized in other comprehensive income as cumulative translation adjustments.
c)Use of estimates and judgments
The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future years affected.
The Company also faces uncertainties related to future environmental laws and climate-related regulations, which could affect the Company's financial position and future earnings. This transition to a lower-carbon society, as well as the physical impacts of climate change, could result in increased operating costs and reduced demand for oil and gas products. As a result, this could change a number of variables and assumptions used to determine the estimated recoverable amounts of the Company's oil and gas assets. The unpredictable nature, timing and extent of climate-related initiatives presents various risks and uncertainties, including to management's judgements, estimates and assumptions that affect the application of accounting policies. Significant estimates and judgments made by management in the preparation of these consolidated financial statements are outlined below.
Oil and gas activities
Reserves estimates, although not reported as part of the Company’s consolidated financial statements, can have a significant effect on net income, assets and liabilities as a result of their impact on depletion, depreciation and amortization (“DD&A”), decommissioning liability, deferred taxes, asset impairments and impairment reversals, and business combinations. Independent petroleum reservoir engineers perform evaluations of the Company’s oil and gas reserves on an annual basis. The estimation of reserves is an inherently complex process requiring significant judgment. Estimates of economically recoverable oil and gas reserves are based upon a number of variables and assumptions such as production forecasts, commodity prices, costs and related future cash flows, all of which may vary considerably from actual results. These estimates are expected to be revised upward or downward over time, as additional information such as reservoir performance becomes available, or as economic conditions change.
For purposes of impairment testing, property, plant and equipment (“PP&E”) is aggregated into cash-generating units (“CGUs”), based on separately identifiable and largely independent cash inflows. The determination of the Company’s CGUs is subject to judgment. Factors considered in the classification of CGUs include the integration between assets, shared infrastructure, the existence of common sales points, geography, geologic structure and the manner in which management monitors and makes decisions regarding operations.
The determination of technical feasibility and commercial viability, based on the presence of reserves and which results in the transfer of assets from exploration and evaluation ("E&E") to PP&E, is subject to judgment.

CRESCENT POINT ENERGY CORP.	9

Decommissioning liability
Upon retirement of its oil and gas assets, the Company anticipates incurring substantial costs associated with decommissioning. Estimates of these costs are subject to uncertainty associated with the method, timing and extent of future decommissioning activities. The liability, the related asset and the expense are impacted by estimates with respect to the cost and timing of decommissioning.
Business combinations
Business combinations are accounted for using the acquisition method of accounting. The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of PP&E and E&E assets acquired generally require the most judgment and include estimates of reserves acquired, forecast benchmark commodity prices, production forecasts, costs and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill. Future net earnings can be affected as a result of changes in future DD&A, asset impairment or goodwill impairment.
Fair value measurement
The estimated fair value of derivative instruments resulting in derivative assets and liabilities, by their very nature, are subject to measurement uncertainty. Estimates included in the determination of the fair value of derivative instruments include forward benchmark prices, discount rates, share price, forward foreign exchange rates and forward interest rates.
Joint control
Judgment is required to determine when the Company has joint control over an arrangement, which requires an assessment of the capital and operating activities of the projects it undertakes with partners and when the decisions in relation to those activities require unanimous consent.
Share-based compensation
Compensation costs recorded pursuant to share-based compensation plans are subject to estimated fair values, forfeiture rates and the future attainment of performance criteria.
Income taxes
Tax regulations and legislation and the interpretations thereof are subject to change. In addition, deferred income tax assets and liabilities recognize the extent that temporary differences will be receivable and payable in future periods. The calculation of the asset and liability involves a significant amount of estimation including an evaluation of when the temporary differences will reverse, an analysis of the amount of future taxable earnings, expected cash flows from estimated proved plus probable reserves and the application of tax laws. Changes in tax regulations and legislation and the other assumptions listed are subject to measurement uncertainty.
3.MATERIAL ACCOUNTING POLICIES
The accounting policies set out below have been applied consistently by the Company and its subsidiaries for all periods presented in these annual consolidated financial statements.
a)Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries and any reference to the “Company” throughout these consolidated financial statements refers to the Company and its subsidiaries. All transactions between the Company and its subsidiaries have been eliminated.
The Company conducts some of its oil and gas production activities through jointly controlled operations and the financial statements reflect only the Company's proportionate interest in such activities. Joint control exists for contractual arrangements governing the Company's assets whereby the Company has less than 100 percent working interest, all the partners have control of the arrangement collectively, and share the associated risks. The Company does not have any joint arrangements that are material to the Company or that are structured through joint venture arrangements.
b)Property, Plant and Equipment
Items of PP&E, which primarily consist of oil and gas development and production assets, are measured at cost less accumulated depletion, depreciation and any accumulated impairment losses or impairment reversals. Development and production assets are accumulated into CGUs and account for the cost of developing the commercial reserves and initiating production.
Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of PP&E are recognized as development and production assets only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in net income as incurred. Capitalized development and production assets generally represent costs incurred in developing reserves and initiating or enhancing production from such reserves. The carrying amount of any sold component is derecognized.

CRESCENT POINT ENERGY CORP.	10

Depletion and Depreciation
Development and production assets are depleted using the unit-of-production method based on estimated proved plus probable oil and gas reserves before royalties, as determined by independent petroleum reservoir engineers. Natural gas reserves and production are converted to equivalent barrels of oil based upon the relative energy content (6:1). The depletion base includes capitalized costs, plus future costs to be incurred in developing proved plus probable oil and gas reserves.
Corporate assets are depreciated on a straight line basis over the estimated useful lives of the related assets, ranging from 5 to 16 years.
Impairment
The carrying amounts of PP&E, which takes into account the discounted abandonment and reclamation costs on proved plus probable undeveloped oil and gas reserves, are grouped into CGUs and reviewed quarterly for indicators of impairment. Indicators are events or changes in circumstances that indicate the carrying amount may not be recoverable. If indicators of impairment exist, the recoverable amount of the CGU is estimated. If the carrying amount of the CGU exceeds the recoverable amount, the CGU is written down with an impairment recognized in net income.
Assets are grouped into CGUs based on the integration between assets, shared infrastructure, the existence of common sales points, geography, geological structure and the manner in which management monitors and makes decisions regarding operations. Estimates of future cash flows used in the calculation of the recoverable amount are based on reserve evaluation reports prepared by independent petroleum reservoir engineers. The recoverable amount is the higher of fair value less costs of disposal and the value-in-use. Fair value less costs of disposal is derived by estimating the discounted after-tax future net cash flows from proved plus probable oil and gas reserves. Discounted future net cash flows are based on forecasted commodity prices and costs over the expected economic life of the reserves and discounted using market-based rates to reflect a market participant’s view of the risks associated with the assets. Value-in-use is assessed using the expected future cash flows from proved plus probable oil and gas reserves discounted at a pre-tax rate. The fair value less costs of disposal and value in use estimates are categorized as Level 3 according to the IFRS 13 fair value hierarchy.
Impairment losses recognized in prior periods, other than goodwill impairments, are assessed at each reporting date for any indicators that the impairment losses may no longer exist or may have decreased. In the event that an impairment loss reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the carrying amount does not exceed the amount that would have been determined, net of depletion, had no impairment loss been recognized on the asset in prior periods. The amount of the reversal is recognized in net income.
c)Exploration and Evaluation
Exploration and evaluation assets are comprised of the accumulated expenditures incurred in an area where technical feasibility and commercial viability has not yet been determined. Exploration and evaluation assets include undeveloped land and any drilling costs thereon.
Technical feasibility and commercial viability are considered to be determinable when reserves are discovered. Upon determination of reserves, E&E assets attributable to those reserves are first tested for impairment and then reclassified from E&E assets to PP&E.
Costs incurred prior to acquiring the legal rights to explore an area are expensed as incurred.
Amortization
Undeveloped land classified as E&E assets is amortized by major area over the average primary lease term and recognized in net income. Drilling costs classified as E&E assets are not amortized, but are subject to impairment.
Impairment
Exploration and evaluation assets are reviewed quarterly for indicators of impairment and upon reclassification from E&E assets to PP&E. Exploration and evaluation assets are tested for impairment at the operating segment level by combining E&E assets with PP&E. The recoverable amount is the greater of fair value less costs of disposal or value-in-use. Fair value less costs of disposal is derived by estimating the discounted after-tax future net cash flows from proved plus probable oil and gas reserves, plus the fair market value of undeveloped land. Value-in-use is assessed using the expected future cash flows from proved plus probable oil and gas reserves discounted at a pre-tax rate.
Impairments of E&E assets are reversed when there has been a subsequent increase in the recoverable amount, but only to the extent of what the carrying amount would have been, net of amortization, had no impairment been recognized.
d)Decommissioning Liability
The Company recognizes the present value of a decommissioning liability in the period in which it is incurred. The obligation is recorded as a liability on a discounted basis using the relevant risk free rate, with a corresponding increase to the carrying amount of the related asset. Over time, the liabilities are accreted for the change in their present value and the capitalized costs are depleted on a unit-of-production basis over the life of the underlying proved plus probable oil and gas reserves. Accretion expense is recognized in net income. Revisions to the discount rate, estimated timing or amount of future cash flows would also result in an increase or decrease to the decommissioning liability and related asset.

CRESCENT POINT ENERGY CORP.	11

e)Goodwill
The Company records goodwill relating to business combinations when the purchase price exceeds the fair value of the net identifiable assets and liabilities of the acquired business. The goodwill balance is assessed for impairment annually or as events occur that could result in impairment. Goodwill is tested for impairment at an operating segment level by combining the carrying amounts of PP&E, E&E assets and goodwill and comparing this to the recoverable amount. Any excess of the carrying amount over the recoverable amount is the impairment amount. The recoverable amount estimates is categorized as Level 3 according to the IFRS 13 fair value hierarchy. Impairment charges, which are not tax affected, are recognized in net income. Goodwill is reported at cost less any accumulated impairment. Goodwill impairments are not reversed.
f)Share-based Compensation
Restricted shares granted under the Restricted Share Bonus Plan are accounted for at fair value and vest on terms up to three years from the grant date determined by the Board of Directors. Share-based compensation expense is determined based on the estimated fair value of shares on the date of grant. Forfeitures are estimated at the grant date and recognized when they occur. The expense is recognized over the service period, with a corresponding increase to contributed surplus. The Company capitalizes the portion of share-based compensation directly attributable to development activities, with a corresponding decrease to share-based compensation expense. At the time the restricted shares vest, the issuance of shares is recorded as an increase to shareholders’ capital and a corresponding decrease to contributed surplus.
Employee Share Value Plan ("ESVP") awards are accounted for at fair value and vest on terms of up to three years from the grant date as determined by the Board of Directors. Share-based compensation expense is determined based on the estimated fair value of the ESVP awards on the date of grant and subsequently adjusted to reflect the fair value at each period end. The expense is recognized over the service period, with a corresponding increase to long-term compensation liability. ESVP awards are settled in cash upon vesting based on the prevailing Crescent Point share price and the aggregate amount of dividends paid from the grant date.
Performance share units ("PSUs") are accounted for at fair value and vest on terms of up to three years from the grant date as determined by the Board of Directors. Share-based compensation expense is determined based on the estimated fair value of the PSUs on the date of the grant and subsequently adjusted to reflect the fair value at each period end. Market performance conditions are factored into the fair value and the best estimate of non-market performance conditions is used to determine an estimate of the number of units that will vest. Fair value is based on the expected cash payment per PSU and the expected number of PSUs to vest, calculated from multipliers based on internal and external performance metrics. The expense is recognized over the service period, with a corresponding increase to long-term compensation liability. PSUs are settled in cash upon vesting based on the prevailing Crescent Point share price, performance multiplier, and factors in the aggregate amount of dividends paid over the vesting term.
Deferred share units (“DSUs”) are accounted for at fair value. Share-based compensation expense is determined based on the estimated fair value of the DSUs on the date of the grant and subsequently adjusted to reflect the fair value at each period end. Fair value is based on the prevailing Crescent Point share price.
Stock options are accounted for at fair value and have a maximum term of seven years and vest on terms as determined by the Board of Directors. Share-based compensation expense is determined based on the estimated fair value of the stock options on the date of the grant. Upon vesting, the stock option holder may either exercise their stock options to purchase one common share per option at the exercise price or, at the Company's discretion, surrender their stock options for a cash payment in an amount equal to the aggregate positive difference, if any, between the market price and the exercise price of the number of common shares associated with the stock options surrendered. Alternatively, the stock option holder may also, at the Company's discretion, surrender their stock options for common shares having a value equivalent to the cash payment.
g)Income Taxes
The Company follows the liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the estimated effect of any differences between the accounting and tax basis of assets and liabilities, using enacted or substantively enacted income tax rates expected to apply when the deferred tax asset or liability is settled. The effect of a change in income tax rates on deferred income taxes is recognized in net income in the period in which the change occurs.
The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.
The Company is able to deduct certain settlements under its Restricted Share Bonus Plan. To the extent the tax deduction exceeds the cumulative remuneration cost for a particular restricted share grant recorded in net income, the tax benefit related to the excess is recorded directly within equity.
A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Deferred income tax assets and liabilities are presented as non-current.

CRESCENT POINT ENERGY CORP.	12

h)Financial Instruments
The Company uses financial derivative instruments and physical delivery commodity contracts from time to time to reduce its exposure to fluctuations in commodity prices, share price, foreign exchange rates and interest rates. The Company also makes investments in companies from time to time in connection with the Company’s acquisition and divestiture activities.
Financial derivative instruments
Financial derivative instruments are included in current assets/liabilities except for those with maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets/liabilities.
The Company has not designated any of its financial derivative contracts as effective accounting hedges and, accordingly, fair values its financial derivative contracts with the resulting gains and losses recorded in net income.
The fair value of a financial derivative instrument on initial recognition is normally the transaction price. Subsequent to initial recognition, the fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated based on market prices at the reporting date for similar assets or liabilities with similar terms and conditions, or by discounting future payments of interest and principal at estimated interest rates that would be available to the Company at the reporting date.
Financial assets and liabilities
Financial assets and liabilities are measured at fair value on initial recognition. For non-equity instruments, measurement in subsequent periods depends on the classification of the financial asset or liability as “fair value through profit or loss” or “amortized cost”.
Financial assets and liabilities classified as fair value through profit or loss are subsequently carried at fair value, with changes recognized in net income.
Financial assets and liabilities classified as amortized cost are subsequently carried at amortized cost using the effective interest rate method.
Currently, the Company classifies all non-equity financial instruments which are not financial derivative instruments as amortized cost.
At each reporting date, the Company assesses whether there is objective evidence that a financial asset carried at amortized cost is impaired. If such evidence exists, the Company recognizes an impairment loss in net income. Impairment losses are reversed in subsequent periods if the impairment loss decrease can be related objectively to an event occurring after the impairment was recognized.
For investments in equity instruments, the subsequent measurement is dependent on the Company’s election to classify such instruments as fair value through profit or loss or fair value through other comprehensive income. Currently, the Company classifies all investments in equity instruments as fair value through profit or loss, whereby the Company recognizes movements in the fair value of the investment (adjusted for dividends) in net income. If the fair value through other comprehensive income classification is selected, the Company would recognize any dividends from the investment in net income and would recognize fair value re-measurements of the investment in other comprehensive income.
Impairment of financial assets
Impairment losses are recognized using an expected credit loss model. The Company has adopted the simplified expected credit loss model for its accounts receivable, which permits the use of the lifetime expected loss provision.
To measure the expected credit losses, accounts receivable have been grouped based on shared credit risk characteristics and days past due. The Company uses judgment in making these assumptions and selecting the inputs into the expected loss calculation based on past history, existing market conditions and forward looking estimates at the end of each reporting period.
i)Business Combinations
Business combinations are accounted for using the acquisition method. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at their fair values at the acquisition date. The acquisition is measured as the fair value of the acquired assets by estimating the discounted after-tax future net cash flows, the fair value of equity instruments issued and the fair value of liabilities incurred or assumed at the acquisition date. The excess of the cost of the acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill. If the cost of the acquisition is less than the fair value of the net assets acquired, the difference is recognized immediately in net income. Transaction costs associated with business combinations are expensed as incurred.

CRESCENT POINT ENERGY CORP.	13

j)Foreign Currency Translation
Foreign operations
The Company has operations in the U.S. transacted via U.S. subsidiaries. The assets and liabilities of foreign operations are translated to Canadian dollars at exchange rates in effect at the balance sheet date. The income and expenses of foreign operations are translated to Canadian dollars using average exchange rates for the period. The resulting unrealized gain or loss is included in other comprehensive income. The unrealized gain or loss is subsequently reclassified to profit and loss upon discontinuation of the foreign operations.
Foreign transactions
Transactions in foreign currencies not incurred by the Company’s U.S. subsidiaries are translated to Canadian dollars at exchange rates in effect at the transaction dates. Foreign currency assets and liabilities are translated to Canadian dollars at exchange rates in effect at the balance sheet date and income and expenses are translated to Canadian dollars using average exchange rates for the period. Both realized and unrealized gains and losses resulting from the settlement or restatement of foreign currency transactions are included in net income.
k)Revenue Recognition
The Company’s major revenue sources are comprised of sales from the production of crude oil and condensate, natural gas liquids ("NGLs") and natural gas. Revenue is recognized when control of the product transfers to the customer and the collection is reasonably probable, generally upon delivery of the product. Sales of crude oil and condensate, NGLs and natural gas production are based on variable pricing as the transaction prices are based on benchmark commodity prices and other variable factors, including quality differentials and location.
Each contract is evaluated based on the nature of the performance obligations, including the Company’s role as either principal or agent. Where the Company acts as principal, revenue is recognized on a gross basis. Where the Company acts as agent, revenue is recognized on a net basis.
l)Cash and Cash Equivalents
Cash and cash equivalents include short-term investments with original maturities of three months or less.
m)Leases
A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At the commencement date, the lease liability is recognized at the present value of the future lease payments and discounted using the interest rate implicit in the lease or the Company's incremental borrowing rate. A corresponding right-of-use ("ROU") asset will be recognized at the amount of the lease liability, adjusted for any lease incentives received and initial direct costs incurred. Over the term of the lease, financing expense is recognized on the lease liability using the effective interest rate method and charged to net income, lease payments are applied against the lease liability and depreciation on the ROU asset is recorded by class of underlying asset.
The lease term is the non-cancellable period of a lease and includes periods covered by an optional lease extension option if reasonably certain the Company will exercise the option to extend. Conversely, periods covered by an option to terminate are included if the Company does not expect to end the lease during that time frame. Leases with a term of less than twelve months or leases for underlying low value assets are recognized as an expense in net income on a straight-line basis over the lease term.
A lease modification will be accounted for as a separate lease if it materially changes the scope of the lease. For a modification that is not a separate lease, on the effective date of the lease modification, the Company will remeasure the lease liability and corresponding ROU asset using the interest rate implicit in the lease or the Company's incremental borrowing rate. Any variance between the remeasured ROU asset and lease liability will be recognized as a gain or loss in net income to reflect the change in scope.
The Company also acts as an intermediate lessor for office space sub-leased to other companies. As a lessor, the Company will evaluate whether a lease is a finance or operating lease. Leases where the Company transfers substantially all the risks and rewards of ownership are classified as finance leases. Conversely, leases where the risks and rewards of ownership are retained by the Company are operating leases. The head lease between the Company and the building, and the sub-lease between the Company and tenants, are accounted for separately. The lease classification of the sub-lease is based upon the head lease and not the underlying asset.
n)Earnings Per Share
Basic earnings per share (“EPS”) is calculated by dividing the net income for the period attributable to equity owners of the Company by the weighted average number of common shares outstanding during the period.
Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to dilutive instruments, being restricted shares issued under the Company’s Restricted Share Bonus Plan and stock options under the Company's Stock Option Plan, is computed using the treasury stock method. The treasury stock method assumes that the deemed proceeds related to unrecognized share-based compensation are used to repurchase shares at the average market price during the period.

CRESCENT POINT ENERGY CORP.	14

o)Government Grants
The Company may receive government grants which provide immediate financial assistance as compensation for costs or expenditures to be incurred. Government grants are accounted for when there is reasonable assurance that conditions attached to the grants are met and that the grants will be received. The Company recognizes government grants in net income on a systematic basis and in line with recognition of the expense that the grants are intended to compensate.
p)Assets Held for Sale
PP&E and E&E assets are classified as held for sale if it is highly probable their carrying amounts will be recovered through a capital disposition rather than through future operating cash flows. Before PP&E and E&E assets are classified as held for sale, they are assessed for indicators of impairment or reversal of previously recorded impairments and are measured at the lower of their carrying amount and fair value less costs of disposal. Any impairment charges or reversals are recognized in net income. Assets held for sale are classified as current assets and are not subject to DD&A. Decommissioning liabilities associated with assets held for sale are classified as current liabilities.
4.CHANGES IN ACCOUNTING POLICIES
Income Taxes
IAS 12 Income Taxes was amended in May 2021 by the International Accounting Standards Board which requires companies, on initial recognition, to recognize deferred tax on transactions that result in equal amounts of taxable and deductible temporary differences. The Company adopted the amendment in 2023 and the adoption did not have an impact on the Company's consolidated financial statements.
New accounting standards and amendments not yet adopted
Income Taxes
IAS 12 Income Taxes was amended in May 2023 by the International Accounting Standards Board to provide guidance on current and deferred taxes arising from Pillar Two model rules published by the Organisation for Economic Co-operation and Development. The adoption of this amendment is not expected to have an impact on the Company's consolidated financial statements.
Presentation of Financial Statements
IAS 1 Presentation of Financial Statements was amended in January 2020 by the International Accounting Standards Board to clarify the presentation requirements of liabilities as either current or non-current within the statement of financial position. This amendment is effective for fiscal years beginning on or after January 1, 2024. The adoption of this amendment is not expected to have an impact on the Company's consolidated financial statements.
5.OTHER CURRENT ASSETS

($ millions)	2023	2022
Deferred consideration receivable	79.2	—
Deposit on acquisition	—	18.7
Other current assets	79.2	18.7
At December 31, 2023, deferred consideration receivable relates to US$60.0 million deferred consideration from the disposition of the Company's North Dakota assets, which will be settled in two equal installments due June 2024 and December 2024. See Note 8 - "Capital Acquisitions and Dispositions" for additional information.
6.OTHER LONG-TERM ASSETS
At December 31, 2023, other long-term assets relates to investment tax credits of $7.2 million (December 31, 2022 - $6.4 million) and other investments of $0.2 million (December 31, 2022 - nil).

CRESCENT POINT ENERGY CORP.	15

7.EXPLORATION AND EVALUATION ASSETS

($ millions)	2023	2022
Exploration and evaluation assets at cost	1,578.6	1,453.4
Accumulated amortization	(971.6)	(1,349.2)
Net carrying amount	607.0	104.2

Reconciliation of movements during the year
Cost, beginning of year	1,453.4	1,613.3
Accumulated amortization, beginning of year	(1,349.2)	(1,564.5)
Net carrying amount, beginning of year	104.2	48.8

Net carrying amount, beginning of year	104.2	48.8
Acquisitions through business combinations	515.2	28.0
Additions	224.8	134.2
Dispositions	(1.9)	(10.9)
Transfers to property, plant and equipment	(204.3)	(80.8)
Amortization	(30.9)	(15.2)
Foreign exchange	(0.1)	0.1
Net carrying amount, end of year	607.0	104.2
Impairment test of exploration and evaluation assets
There were no indicators of impairment at December 31, 2023 or December 31, 2022.
8.CAPITAL ACQUISITIONS AND DISPOSITIONS
In the year ended December 31, 2023, the Company incurred $48.5 million (year ended December 31, 2022 - $5.1 million) of total transaction costs related to acquisitions through business combinations and dispositions. In the year ended December 31, 2023, $39.8 million (year ended December 31, 2022 - $4.6 million) related to continuing operations that were recorded as general and administrative expenses.
a) Corporate acquisition
Hammerhead Energy Inc.
On December 21, 2023, Crescent Point completed the acquisition, by way of statutory arrangement, of all issued and outstanding common shares of Hammerhead Energy Inc. ("Hammerhead"), a public oil and liquids-rich Alberta Montney producer, which was accounted for as a business combination. Total consideration was $2.04 billion, consisting of $1.54 billion in cash and the issuance of 53.2 million common shares. Long-term debt acquired of $363.8 million was repaid on December 21, 2023.
Oil and gas sales of $24.7 million and oil and gas sales less royalties, transportation and operating expenses of $14.8 million are attributable to the Hammerhead acquisition from the date of acquisition to December 31, 2023. Had the acquisition occurred on January 1, 2023, estimated oil and gas sales of $833.3 million and oil and gas sales less royalties, transportation and operating expenses of $527.6 million would have been recognized for the period ended December 31, 2023. This pro-forma information is not necessarily indicative of the results should the acquisition have actually occurred on January 1, 2023.
b) Major property acquisitions and dispositions
Kaybob Duvernay acquisition
On January 11, 2023, the Company closed the acquisition of certain Kaybob Duvernay assets in Alberta for total consideration of $370.4 million, which was accounted for as a business combination.
Oil and gas sales of $56.4 million and oil and gas sales less royalties, transportation and operating expenses of $37.0 million are attributable to the Kaybob Duvernay acquisition from the date of acquisition to December 31, 2023. Had the acquisition occurred on January 1, 2023, estimated oil and gas sales of $58.8 million and oil and gas sales less royalties, transportation and operating expenses of $38.7 million would have been recognized for the period ended December 31, 2023. This pro-forma information is not necessarily indicative of the results should the acquisition have actually occurred on January 1, 2023.

CRESCENT POINT ENERGY CORP.	16

Alberta Montney acquisition
On May 10, 2023, the Company closed the acquisition of Montney assets in Alberta for total consideration of $1.70 billion, which was accounted for as a business combination.
Oil and gas sales of $505.1 million and oil and gas sales less royalties, transportation and operating expenses of $329.4 million are attributable to the Alberta Montney acquisition from the date of acquisition to December 31, 2023. Had the acquisition occurred on January 1, 2023, estimated oil and gas sales of $755.7 million and oil and gas sales less royalties, transportation and operating expenses of $512.6 million would have been recognized for the period ended December 31, 2023. This pro-forma information is not necessarily indicative of the results should the acquisition have actually occurred on January 1, 2023.
North Dakota disposition
On October 24, 2023, the Company completed the disposition of its producing North Dakota assets for total consideration of $585.8 million, including interim closing adjustments and working capital items. Total consideration consisted of $504.6 million (US$372.7 million) in cash and $81.2 million (US$60.0 million) in deferred consideration receivable. See Note 5 - "Other Current Assets" and Note 9 - "Discontinued Operations" for additional information.
c) Minor property acquisitions and dispositions
In the year ended December 31, 2023, the Company completed minor property acquisitions and dispositions for net consideration received of $17.3 million. These assets had a net carrying value of $17.2 million, resulting in a gain of $0.1 million.
The following table summarizes the Company's capital acquisitions and dispositions:

($ millions)	Hammerhead Acquisition (1) (2)	Kaybob Duvernay Acquisition	Alberta Montney Acquisition	North Dakota Disposition (3) (4)	Other minor dispositions, net
Cash	(1,544.0)	(370.4)	(1,700.4)	504.6	17.3
Common shares	(493.0)	—	—	—	—
Deferred consideration receivable	—	—	—	81.2	—
Consideration (paid) received	(2,037.0)	(370.4)	(1,700.4)	585.8	17.3

Working capital	(116.7)	—	—	9.1	—
Derivative asset	12.3	—	—	—	—
Other long-term assets	—	—	0.1	—	—
Exploration and evaluation	354.8	52.1	108.3	(1.8)	(0.1)
Property, plant and equipment	2,406.6	323.7	1,616.6	(635.2)	(20.8)
Right-of-use asset	4.3	—	—	(1.0)	—
Goodwill	72.6	—	—	—	(0.6)
Long-term debt	(363.8)	—	—	—	—
Decommissioning liability	(9.9)	(5.4)	(24.6)	13.7	4.3
Derivative liability	(0.3)	—	—	19.0	—
Lease liability	(4.3)	—	—	1.1	—
Deferred income tax liability	(318.6)	—	—	—	—
Fair value of net assets acquired (Carrying value of net assets disposed)	2,037.0	370.4	1,700.4	(595.1)	(17.2)

Gain (loss) on capital dispositions	—	—	—	(9.3)	0.1
(1)Total net assets acquired excludes $696.6 million of commitments relating to transportation, $156.7 million related to gas processing and $4.8 million related to operating.
(2)Working capital includes $115.4 million of accounts receivable, $7.6 million of prepaids and deposits, and $239.7 million of accounts payable and accrued liabilities.
(3)Working capital includes $9.1 million of accounts payable and accrued liabilities.
(4)See Note 5 - "Other Current Assets" for additional information on deferred consideration receivable.

CRESCENT POINT ENERGY CORP.	17

d) Assets held for sale
At December 31, 2023, certain non-core assets in the Company's Alberta CGU remain held for sale. Upon classification, assets held for sale were recorded at the lesser of their carrying value and recoverable amount. The Company completed the disposition of its Southern Alberta assets in January 2024. See Note 33 - "Subsequent Events" for additional information.

($ millions)	2023	2022
Assets held for sale - PP&E	247.1	148.4
Liabilities held for sale - Decommissioning liability	(132.4)	(28.4)
For additional information on the Company's assets and liabilities held for sale see Note 10 - "Property, Plant and Equipment" and Note 16 - "Decommissioning Liability", respectively.
9.DISCONTINUED OPERATIONS
On October 24, 2023, the Company completed the disposition of the assets in its Northern U.S. CGU. The Northern U.S. CGU represents a geographical area of the Company's operations, therefore, its results have been classified as a discontinued operation in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. See Note 8 - "Capital Acquisitions and Dispositions" for additional information. Upon disposition of the Company's U.S. operations, the cumulative foreign currency translation recognized in accumulated other comprehensive income was reclassified from shareholders' equity to profit or loss. As a result, the Company recognized a foreign exchange gain of $621.7 million in the year ended December 31, 2023.
In the year ended December 31, 2023, the Company derecognized its U.S. tax pools as a result of the completed North Dakota asset sale.
a) Results from discontinued operations
The following table summarizes the Company's financial results from discontinued operations:

For the years ended December 31
(Cdn$ millions)	2023	2022
REVENUE AND OTHER INCOME
Oil and gas sales	612.9	646.1
Royalties	(155.9)	(165.4)
Oil and gas revenue	457.0	480.7
Commodity derivative losses	(23.4)	—
Other loss	(2.2)	(0.2)
	431.4	480.5
EXPENSES
Operating	80.0	84.9
Transportation	12.2	8.8
General and administrative	12.7	3.4
Foreign exchange gain	(621.7)	—
Share-based compensation	(0.4)	0.3
Depletion, depreciation and amortization	170.3	144.5
Impairment (impairment reversal)	728.4	(71.3)
Accretion and financing	0.4	0.4
	381.9	171.0
Net income before tax from discontinued operations	49.5	309.5
Tax expense (recovery)
Current	—	—
Deferred	278.6	(27.2)
Net income (loss) from discontinued operations	(229.1)	336.7

CRESCENT POINT ENERGY CORP.	18

b) Cash flows from discontinued operations
The following table summarizes cash flows from discontinued operations reported in the consolidated statements of cash flows:

For the years ended December 31
(Cdn$ millions)	2023	2022
Cash provided by (used in) discontinued operations
Operating activities	399.0	363.5
Investing activities	177.3	(252.3)
Increase in cash from discontinued operations	576.3	111.2

CRESCENT POINT ENERGY CORP.	19

10.PROPERTY, PLANT AND EQUIPMENT

($ millions)	2023	2022
Development and production assets	24,580.6	22,340.0
Corporate assets	132.1	126.2
Property, plant and equipment at cost	24,712.7	22,466.2
Accumulated depletion, depreciation and impairment	(13,994.4)	(14,736.8)
Net carrying amount	10,718.3	7,729.4

Reconciliation of movements during the year
Development and production assets
Cost, beginning of year	22,340.0	23,402.9
Accumulated depletion and impairment, beginning of year	(14,651.8)	(15,762.6)
Net carrying amount, beginning of year	7,688.2	7,640.3

Net carrying amount, beginning of year	7,688.2	7,640.3
Acquisitions through business combinations	4,348.6	66.0
Additions	1,025.8	741.9
Dispositions	(657.7)	(285.8)
Transfers from exploration and evaluation assets	204.3	80.8
Reclassified as assets held for sale	(98.7)	(148.4)
Depletion	(1,009.3)	(911.4)
Impairment reversal (impairment)	(822.2)	428.6
Foreign exchange	0.2	76.2
Net carrying amount, end of year	10,679.2	7,688.2

Cost, end of year	24,580.6	22,340.0
Accumulated depletion and impairment, end of year	(13,901.4)	(14,651.8)
Net carrying amount, end of year	10,679.2	7,688.2

Corporate assets
Cost, beginning of year	126.2	123.2
Accumulated depreciation, beginning of year	(85.0)	(76.2)
Net carrying amount, beginning of year	41.2	47.0

Net carrying amount, beginning of year	41.2	47.0
Additions	5.9	2.6
Depreciation	(8.0)	(8.5)
Foreign exchange	—	0.1
Net carrying amount, end of year	39.1	41.2

Cost, end of year	132.1	126.2
Accumulated depreciation, end of year	(93.0)	(85.0)
Net carrying amount, end of year	39.1	41.2
At December 31, 2023, future development costs of $9.08 billion (December 31, 2022 - $5.16 billion) were included in costs subject to depletion.
Direct general and administrative costs capitalized by the Company during the year ended December 31, 2023 were $42.4 million (year ended December 31, 2022 - $49.7 million), including $5.7 million of share-based compensation costs (year ended December 31, 2022 - $14.7 million).

CRESCENT POINT ENERGY CORP.	20

Impairment test of property, plant and equipment
The following table summarizes the total impairment (impairment reversal) on the consolidated statements of comprehensive income:

($ millions)	2023	2022 (1)
Impairment reversal	—	(1,469.6)
Impairment	—	985.0
Impairment on assets held for sale	93.8	127.3
Impairment (impairment reversal)	93.8	(357.3)
(1)Comparative period revised to reflect current period presentation.
Assets Held for Sale
At December 31, 2022, the Company classified certain non-core assets in its Alberta CGU as held for sale. Immediately prior to classifying the assets as held for sale, the Company conducted a review of the assets' recoverable amounts and recorded an impairment loss of $71.3 million on PP&E as a component of net impairment reversal in 2022. At December 31, 2023, these assets remained as held for sale. An additional impairment loss of $42.2 million was recorded in the fourth quarter of 2023. The recoverable amount was determined based on the assets' fair value less costs of disposal and based on expected consideration.
At September 30, 2023, the Company classified additional non-core assets in its Alberta CGU as assets held for sale. Immediately prior to classifying the assets as held for sale, the Company conducted a review of the assets' recoverable amounts and recorded an impairment loss of $45.4 million on PP&E. An additional impairment loss of $6.2 million related to these assets was recorded in the fourth quarter of 2023. The recoverable amount was determined based on the assets' fair value less costs of disposal and based on expected consideration. The assets were sold in January 2024. See Note 33 - "Subsequent Events" for additional information.
Q4 2023 Impairment Assessment
At December 31, 2023, there were no indicators of impairment or impairment reversal.
Q4 2022 Impairment
At December 31, 2022, there were no indicators of impairment or impairment reversal in the Alberta and Northern U.S. CGUs.
At December 31, 2022, the Company identified indicators that its Southeast Saskatchewan and Southwest Saskatchewan CGUs might be impaired. Increases in forecast costs and the reallocation of forecast capital spending from Saskatchewan to other CGUs were considered indicators of impairment. As a result, a test for impairment was conducted and the Company prepared estimates of future cash flows to determine the recoverable amount of the respective assets.
The following table outlines the forecast benchmark commodity prices and the exchange rate used in the impairment calculation of PP&E at December 31, 2022:

	2023 (1)	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033 (3)
WTI ($US/bbl) (2)	80.33	78.50	76.95	77.61	79.16	80.74	82.36	84.00	85.69	87.40	89.15
Exchange Rate ($US/$Cdn)	0.745	0.765	0.768	0.772	0.775	0.775	0.775	0.775	0.775	0.775	0.775
WTI ($Cdn/bbl)	107.83	102.61	100.20	100.53	102.14	104.18	106.27	108.39	110.57	112.77	115.03
AECO ($Cdn/mmbtu) (2)	4.23	4.40	4.21	4.27	4.34	4.43	4.51	4.60	4.69	4.79	4.88
(1)Effective January 1, 2023.
(2)The forecast benchmark commodity prices listed above are adjusted for quality differentials, heat content, distance to market and other factors in performing the impairment tests.
(3)Forecast benchmark commodity prices are assumed to increase by 2.0% in each year after 2033 to the end of the reserve life. Exchange rates are assumed to be constant at 0.775.
The following table summarizes the impairment expense for the year ended December 31, 2022 by CGU:

CGU ($ millions, except %)	Operating segment	Recoverable amount	Discount rate	Impairment	Impairment, net of tax
Southeast Saskatchewan	Canada	2,868.3	15.00%	564.5	424.4
Southwest Saskatchewan	Canada	1,356.6	15.00%	420.5	316.1
Total impairment		4,224.9		985.0	740.5

CRESCENT POINT ENERGY CORP.	21

The following sensitivities show the resulting impact on income before tax of the changes in discount rate, forecast benchmark commodity price estimates and forecast operating cost estimates at December 31, 2022, with all other variables held constant:

CGU	Discount Rate		Commodity Prices		Operating Costs
($ millions)	Increase 1%	Decrease 1%	Increase 5%	Decrease 5%	Increase 5%	Decrease 5%
Southeast Saskatchewan	(167.8)	185.2	349.4	(348.3)	(117.7)	118.7
Southwest Saskatchewan	(88.0)	97.3	185.6	(185.3)	(64.8)	65.0
Increase (decrease)	(255.8)	282.5	535.0	(533.6)	(182.5)	183.7
Q1 2022 Impairment Reversal
At March 31, 2022, the significant increase in forecast benchmark commodity prices and the increase in the Company's market capitalization since the last impairment test at June 30, 2021, were indicators of impairment reversal.
The following table outlines the forecast benchmark commodity prices and the exchange rate used in the impairment calculation of PP&E at March 31, 2022:

	2022 (1)	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032 (3)
WTI ($US/bbl) (2)	94.17	84.05	75.38	74.41	75.90	77.42	78.97	80.55	82.16	83.80	85.48
Exchange Rate ($US/$Cdn)	0.800	0.800	0.800	0.800	0.800	0.800	0.800	0.800	0.800	0.800	0.800
WTI ($Cdn/bbl)	117.71	105.06	94.23	93.01	94.88	96.78	98.71	100.69	102.70	104.75	106.85
AECO ($Cdn/mmbtu) (2)	5.18	4.18	3.38	3.34	3.41	3.48	3.54	3.61	3.69	3.76	3.84
(1)Effective April 1, 2022.
(2)The forecast benchmark commodity prices listed above are adjusted for quality differentials, heat content, distance to market and other factors in performing the impairment tests.
(3)Forecast benchmark commodity prices are assumed to increase by 2.0% in each year after 2032 to the end of the reserve life. Exchange rates are assumed to be constant at 0.800.
The following table summarizes the impairment reversal for the three months ended March 31, 2022 by CGU:

CGU ($ millions, except %)	Operating segment	Recoverable amount	Discount rate	Impairment reversal	Impairment reversal, net of tax
Southeast Saskatchewan	Canada	3,413.8	15.00%	806.0	605.3
Southwest Saskatchewan	Canada	1,715.0	15.00%	419.4	315.0
Alberta	Canada	2,567.1	15.00%	244.2	183.4
Total impairment reversal		7,695.9		1,469.6	1,103.7
The following sensitivities show the resulting impact on income before tax of the changes in discount rate and forecast benchmark commodity price estimates at March 31, 2022, with all other variables held constant:

CGU	Discount Rate		Commodity Prices
($ millions)	Increase 1%	Decrease 1%	Increase 5%	Decrease 5%
Southeast Saskatchewan	(186.2)	204.8	367.6	(366.6)
Southwest Saskatchewan	(95.0)	104.6	201.1	(201.1)
Alberta	—	—	—	—
Increase (decrease)	(281.2)	309.4	568.7	(567.7)
11.GOODWILL

($ millions)	2023	2022
Goodwill, beginning of year	203.9	211.5
Hammerhead acquisition	72.6	—
Saskatchewan Viking asset disposition	—	(6.8)
Other dispositions	(0.6)	(0.8)
Goodwill, end of year	275.9	203.9
In the year ended December 31, 2023, the Company recognized $72.6 million of goodwill associated with the Hammerhead acquisition, primarily due to the deferred tax liability. See Note 8 - "Capital Acquisitions and Dispositions" for additional information. Goodwill has been assigned to the Canadian operating segment.

CRESCENT POINT ENERGY CORP.	22

Impairment test of goodwill
The impairment tests of goodwill compared the recoverable amount of the Company's PP&E and E&E to the carrying amount of the combined PP&E, E&E and goodwill at December 31, 2023 and December 31, 2022. The recoverable amount of the Company's PP&E and E&E was estimated using independent reserve evaluator forecast benchmark commodity prices, proved plus probable oil and gas reserve estimates and management's estimate of the fair market value of undeveloped land. As a result of these tests, the Company concluded that the estimated recoverable amounts exceeded the carrying amounts and no impairments were recorded.
The following table outlines the forecast benchmark commodity prices and the exchange rate used in the impairment calculation of goodwill at December 31, 2023:

	2024 (1)	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034 (3)
WTI ($US/bbl) (2)	73.67	74.98	76.14	77.66	79.22	80.80	82.42	84.06	85.74	87.46	89.21
Exchange Rate ($US/$Cdn)	0.752	0.752	0.755	0.755	0.755	0.755	0.755	0.755	0.755	0.755	0.755
WTI ($Cdn/bbl)	97.97	99.71	100.85	102.86	104.93	107.02	109.17	111.34	113.56	115.84	118.16
AECO ($Cdn/mmbtu) (2)	2.20	3.37	4.05	4.13	4.21	4.30	4.38	4.47	4.56	4.65	4.74
(1)Effective January 1, 2024.
(2)The forecast benchmark commodity prices listed above are adjusted for quality differentials, heat content, distance to market and other factors in performing the impairment tests.
(3)Forecast benchmark commodity prices are assumed to increase by 2.0% in each year after 2034 to the end of the reserve life. Exchange rates are assumed to be constant at 0.755.
12.OTHER CURRENT LIABILITIES

($ millions)	2023	2022
Long-term compensation liability	37.5	49.1
Lease liability	40.5	24.9
Decommissioning liability	40.0	41.6
Other current liabilities	118.0	115.6
13.LONG-TERM DEBT

($ millions)	2023	2022
Revolving bank debt	1,932.9	—
Bank term loan	750.0	—
Senior guaranteed notes	883.4	1,441.5
Long-term debt	3,566.3	1,441.5
Long-term debt due within one year	380.0	538.7
Long-term debt due beyond one year	3,186.3	902.8
Bank debt
Revolving bank debt
At December 31, 2023, the Company had combined facilities of $2.76 billion. This includes a $2.26 billion syndicated unsecured credit facility with eleven banks and a $100.0 million unsecured operating credit facility with one Canadian chartered bank, both with a current maturity date of November 26, 2026. Both of these facilities constitute revolving credit facilities and are extendible annually. On May 10, 2023, concurrent with the closing of the Alberta Montney acquisition, Crescent Point entered into an additional $400.0 million syndicated unsecured revolving credit facility with ten banks that matures on May 10, 2025.
The credit facilities have covenants which restrict the Company's ratio of senior debt to adjusted EBITDA to a maximum of 3.5:1.0, the ratio of total debt to adjusted EBITDA to a maximum of 4.0:1.0 and the ratio of senior debt to capital, adjusted for certain non-cash items as noted above, to a maximum of 0.55:1.0. The Company was in compliance with all debt covenants at December 31, 2023.
The Company had letters of credit in the amount of $26.2 million outstanding at December 31, 2023 (December 31, 2022 - $1.8 million).
Bank term loan
On December 21, 2023, concurrent with the closing of the Hammerhead acquisition, the Company entered into a $750.0 million syndicated term loan with twelve banks that matures on November 26, 2026.
The term loan has financial covenants similar to those of the combined credit facilities described above.

CRESCENT POINT ENERGY CORP.	23

Senior guaranteed notes
At December 31, 2023, the Company had senior guaranteed notes of US$589.5 million and Cdn$105.0 million outstanding. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. The senior guaranteed notes have financial covenants similar to those of the combined credit facilities described above.
Concurrent with the issuance of senior guaranteed notes with total principal of US$517.0 million, the Company entered into cross currency swaps ("CCS") to manage the Company's foreign exchange risk. The CCS fix the US dollar amount of the individual tranches of notes for purposes of interest and principal repayments at a notional amount of $606.9 million. See Note 27 - "Financial Instruments and Derivatives" for additional information.
The following table summarizes the Company's senior guaranteed notes:

Principal ($ millions)	Coupon Rate	Hedged Principal (1) (Cdn$ millions)	Unhedged Principal (2) (Cdn$ millions)	Interest Payment Dates	Maturity Date	Financial statement carrying value
						2023	2022
US$61.5	4.12%	—	—	October 11 and April 11	April 11, 2023	—	83.2
Cdn$80.0	3.58%	—	—	October 11 and April 11	April 11, 2023	—	80.0
Cdn$10.0	4.11%	—	—	December 12 and June 12	June 12, 2023	—	10.0
US$270.0	3.78%	—	—	December 12 and June 12	June 12, 2023	—	365.5
Cdn$40.0	3.85%	40.0	—	December 20 and June 20	June 20, 2024	40.0	40.0
US$257.5	3.75%	276.4	—	December 20 and June 20	June 20, 2024	340.0	348.5
US$82.0	4.30%	67.9	39.6	October 11 and April 11	April 11, 2025	108.3	111.0
Cdn$65.0	3.94%	65.0	—	October 22 and April 22	April 22, 2025	65.0	65.0
US$230.0	4.08%	262.6	29.7	October 22 and April 22	April 22, 2025	303.7	311.3
US$20.0	4.18%	—	26.4	October 22 and April 22	April 22, 2027	26.4	27.0
Senior guaranteed notes		711.9	95.7			883.4	1,441.5
Due within one year		316.4	—			380.0	538.7
Due beyond one year		395.5	95.7			503.4	902.8
(1)Includes underlying derivatives which fix the Company's foreign exchange exposure on its US dollar senior guaranteed notes or represents the Canadian dollar principal on Canadian dollar denominated senior guaranteed notes.
(2)Includes the principal balance translated at the period end foreign exchange rate on US dollar senior guaranteed notes that do not have underlying CCS.
14.LEASES
Right-of-use asset

($ millions)	Office (1)	Fleet Vehicles	Equipment	Total
Right-of-use asset at cost	124.8	37.2	38.6	200.6
Accumulated depreciation	(65.1)	(23.0)	(9.7)	(97.8)
Net carrying amount	59.7	14.2	28.9	102.8

Reconciliation of movements during the year
Cost, beginning of year	121.9	28.5	11.1	161.5
Accumulated depreciation, beginning of year	(55.4)	(20.4)	(7.6)	(83.4)
Net carrying amount, beginning of year	66.5	8.1	3.5	78.1

Net carrying amount, beginning of year	66.5	8.1	3.5	78.1
Acquisitions through business combinations	3.0	0.6	0.7	4.3
Additions	0.8	10.6	26.8	38.2
Dispositions	(0.1)	(0.9)	—	(1.0)
Depreciation	(10.5)	(4.2)	(2.1)	(16.8)
Net carrying amount, end of year	59.7	14.2	28.9	102.8
(1)A portion of the Company's office space is subleased. During the year ended December 31, 2023, the Company recorded sublease income of $3.7 million (year ended December 31, 2022 - $3.6 million) as a component of other income.

CRESCENT POINT ENERGY CORP.	24

Lease liability

($ millions)	2023	2022
Lease liability, beginning of year	124.1	141.4
Acquisitions through business combinations	4.3	—
Additions	38.2	3.8
Dispositions	(1.1)	—
Financing	5.2	5.7
Payments on lease liability	(26.0)	(26.1)
Other	—	(0.7)
Lease liability, end of year	144.7	124.1
Expected to be incurred within one year	40.5	24.9
Expected to be incurred beyond one year	104.2	99.2
Some leases contain variable payments that are not included within the lease liability as the payments are based on amounts determined by the lessor annually and not dependent on an index or rate. For the year ended December 31, 2023, variable lease payments of $1.7 million were included in general and administrative expenses relating to property tax payments on office leases (year ended December 31, 2022 - $1.5 million).
During the year ended December 31, 2023, the Company recorded $0.8 million in payments related to short-term leases and leases for low dollar value underlying assets in operating and general and administrative expenses (year ended December 31, 2022 - $0.8 million).
The undiscounted cash flows relating to the lease liability are as follows:

($ millions)	December 31, 2023
1 year	41.8
2 to 3 years	59.6
4 to 5 years	35.5
More than 5 years	25.2
Total (1)	162.1
(1)Includes both the principal and amounts representing interest.
15.OTHER LONG-TERM LIABILITIES
At December 31, 2023, the Company had a long-term compensation liability of $31.0 million (December 31, 2022 - $40.8 million) related to share-based compensation. See Note 25 - "Share-based Compensation" for additional information.

CRESCENT POINT ENERGY CORP.	25

16.DECOMMISSIONING LIABILITY

($ millions)	2023	2022
Decommissioning liability, beginning of year	675.5	918.8
Liabilities incurred	19.8	21.6
Liabilities acquired through capital acquisitions	40.1	3.4
Liabilities disposed through capital dispositions	(18.2)	(46.7)
Liabilities settled (1)	(45.4)	(43.1)
Revaluation of acquired decommissioning liabilities (2)	38.5	3.8
Change in estimates	(3.0)	(11.4)
Change in discount and inflation rate estimates	(19.6)	(163.0)
Accretion	22.7	19.2
Reclassified as liabilities associated with assets held for sale	(104.0)	(28.4)
Foreign exchange	—	1.3
Decommissioning liability, end of year	606.4	675.5
Expected to be incurred within one year	40.0	41.6
Expected to be incurred beyond one year	566.4	633.9
(1)Includes $5.4 million received from government grant programs during the year ended December 31, 2023 (year ended December 31, 2022 - $23.0 million).
(2)These amounts relate to the revaluation of acquired decommissioning liabilities at the end of the period using a risk-free discount rate. At the date of acquisition, acquired decommissioning liabilities are fair valued.
Upon retirement of its oil and gas assets, the Company anticipates incurring substantial costs associated with decommissioning. The total future decommissioning liability was estimated by management based on the Company’s net ownership in all wells and facilities. This includes all estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company has estimated the net present value of its total decommissioning liability to be $606.4 million at December 31, 2023 (December 31, 2022 - $675.5 million) based on total estimated undiscounted and uninflated cash flows to settle the obligation of $847.7 million (December 31, 2022 - $894.9 million). These obligations are expected to be settled through 2073, with the majority expected after 2050. The estimated cash flows have been discounted using a risk-free rate of 3.02 percent and a derived inflation rate of 1.62 percent (December 31, 2022 - risk-free rate of 3.28 percent and inflation rate of 2.09 percent).
17.SHAREHOLDERS' CAPITAL
Crescent Point has an unlimited number of common shares authorized for issuance.

	2023		2022
	Number of shares	Amount ($ millions)	Number of shares	Amount ($ millions)
Common shares, beginning of year	550,888,983	16,675.8	579,484,032	16,963.4
Issued on capital acquisition	53,202,339	493.0	—	—
Issued for cash	48,550,000	500.1	—	—
Issued on redemption of restricted shares	1,436,017	4.9	1,713,730	5.2
Issued on exercise of stock options	464,051	0.7	1,038,321	1.4
Common shares repurchased for cancellation	(34,611,900)	(349.9)	(31,347,100)	(294.2)
Common shares, end of year	619,929,490	17,324.6	550,888,983	16,675.8
Cumulative share issue costs, net of tax	—	(271.9)	—	(256.5)
Total shareholders’ capital, end of year	619,929,490	17,052.7	550,888,983	16,419.3
Normal Course Issuer Bids ("NCIBs")
On March 7, 2023, the Company announced the approval by the Toronto Stock Exchange of its notice to implement a NCIB. The NCIB allows the Company to purchase, for cancellation, up to 54,605,659 common shares, or 10 percent of the Company's public float, as at February 23, 2023. The NCIB commenced on March 9, 2023 and is due to expire on March 8, 2024. The Company's previous NCIB commenced on March 9, 2022 and expired on March 8, 2023.
During the year ended December 31, 2023, the Company purchased 34.6 million common shares for total consideration of $349.9 million under its NCIBs. The total cost paid, including commissions and fees, was recognized directly as a reduction in shareholders' equity. Under the NCIB, all common shares purchased are cancelled.

CRESCENT POINT ENERGY CORP.	26

18.DEFICIT

($ millions)	2023	2022
Accumulated earnings (deficit)	(2,130.3)	(2,700.6)
Accumulated gain on shares issued pursuant to DRIP (1) and SDP (2)	8.4	8.4
Accumulated tax effect on redemption of restricted shares	18.2	15.8
Accumulated dividends	(8,098.8)	(7,886.9)
Deficit	(10,202.5)	(10,563.3)
(1)Premium Dividend TM and Dividend Reinvestment Plan – suspended in 2015.
(2)Share Dividend Plan – suspended in 2015.
19.CAPITAL MANAGEMENT

($ millions)	2023	2022
Long-term debt (1)	3,566.3	1,441.5
Adjusted working capital (surplus) deficiency (2)	196.3	(95.1)
Unrealized foreign exchange on translation of hedged US dollar long-term debt	(24.5)	(191.7)
Net debt	3,738.1	1,154.7
Shareholders’ equity	6,867.5	6,493.4
Total capitalization	10,605.6	7,648.1
(1)Includes current portion of long-term debt.
(2)Adjusted working capital (surplus) deficiency is calculated as accounts payable and accrued liabilities, dividends payable and long-term compensation liability net of equity derivative contracts, less cash, accounts receivable, prepaids and deposits, and other current assets.
The following table reconciles cash flow from operating activities to adjusted funds flow from operations for the year ended December 31, 2023 and December 31, 2022:

($ millions)	2023	2022
Cash flow from operating activities	2,195.7	2,192.2
Changes in non-cash working capital	54.9	15.0
Transaction costs	48.5	5.1
Decommissioning expenditures	40.0	20.1
Adjusted funds flow from operations	2,339.1	2,232.4
Crescent Point's objective for managing its capital structure is to maintain a strong balance sheet and capital base to provide financial flexibility, position the Company to fund future development projects and provide returns to shareholders.
Crescent Point manages its capital structure and short-term financing requirements using a measure not defined in IFRS Accounting Standards, or standardized, the ratio of net debt to adjusted funds flow from operations. Net debt to adjusted funds flow from operations is used to measure the Company's overall debt position and to measure the strength of the Company's balance sheet and might not be comparable to similar financial measures disclosed by other issuers. Crescent Point's objective is to manage this metric to be well positioned to execute its business objectives during periods of volatile commodity prices. Crescent Point monitors this ratio and uses it as a key measure in capital allocation decisions including capital spending levels, returns to shareholders including dividends and share repurchases, and financing considerations. The Company's net debt to adjusted funds flow from operations ratio for the trailing four quarters at December 31, 2023 was 1.6 times (December 31, 2022 - 0.5 times).
Crescent Point is subject to certain financial covenants on its credit facilities and senior guaranteed notes agreements and was in compliance with all financial covenants as at December 31, 2023. See Note 13 - "Long-term Debt" for additional information regarding the Company's financial covenant requirements.
Crescent Point retains financial flexibility with liquidity on its credit facilities. The Company continuously monitors the commodity price environment and manages its counterparty exposure to mitigate credit losses and protect its balance sheet.
20.COMMODITY DERIVATIVE GAINS (LOSSES)

($ millions)	2023	2022
Realized gains (losses)	15.5	(641.8)
Unrealized gains	148.3	168.4
Commodity derivative gains (losses)	163.8	(473.4)

CRESCENT POINT ENERGY CORP.	27

21.OTHER INCOME

($ millions)	2023	2022 (1)
Gain (loss) on capital dispositions	(0.7)	26.1
Government grant for decommissioning expenditures	5.4	23.0
Sublease income	3.7	3.6
Other	5.0	6.3
Other income	13.4	59.0
(1)Comparative period revised to reflect current period presentation.
22.INTEREST EXPENSE

($ millions)	2023	2022
Interest expense on long-term debt	126.0	64.7
Unrealized (gain) loss on interest derivative contracts	3.4	(1.1)
Interest expense	129.4	63.6
23.FOREIGN EXCHANGE GAIN (LOSS)

($ millions)	2023	2022
Realized gain on CCS - principal	151.8	63.8
Translation of US dollar long-term debt	16.8	(94.3)
Unrealized gain (loss) on CCS - principal and foreign exchange swaps	(153.6)	4.4
Other	(5.0)	7.3
Foreign exchange gain (loss)	10.0	(18.8)
24.INCOME TAXES
The provision for income taxes is as follows:

($ millions)	2023	2022 (1)
Current tax:
Canada	(0.7)	—
Current tax recovery	(0.7)	—
Deferred tax expense:
Canada	254.4	415.1
Deferred tax expense	254.4	415.1
Income tax expense	253.7	415.1
(1)Comparative period revised to reflect current period presentation.
The following table reconciles income taxes calculated at the Canadian statutory rate with the recorded income taxes:

($ millions, except percentages)	2023	2022 (1)
Net income before tax from continuing operations	1,053.1	1,561.8
Statutory income tax rate	24.58%	24.82%
Expected provision for income taxes	258.9	387.6
Change in corporate tax rates and tax rate variance	(5.6)	1.6
Derecognition (recognition) of deferred tax assets	0.5	(0.7)
Non-deductible capital losses (non-taxable capital gains)	0.1	(0.2)
Non-deductible disposition of goodwill	0.1	1.9
Other (2)	(0.3)	24.9
Income tax expense	253.7	415.1
(1)Comparative period revised to reflect current period presentation.
(2)For the year ended December 31, 2022, there is an expense deducted in a foreign jurisdiction for which a tax benefit is not recognized.

CRESCENT POINT ENERGY CORP.	28

The composition of net deferred income tax asset (liability) is as follows:

($ millions)	2023	2022
Deferred income tax assets	—	278.8
Deferred income tax liabilities	(643.0)	(77.3)
Net deferred income tax asset (liability)	(643.0)	201.5
The net deferred income tax assets (liabilities) are expected to be settled in the following periods:

($ millions)	2023	2022
Deferred income tax:
To be settled within one year	(1.7)	19.6
To be settled beyond one year	(641.3)	181.9
Deferred income tax	(643.0)	201.5
The movement in deferred income tax assets (liabilities) are as follows:

($ millions)	At January 1, 2023	(Charges) / credits due to acquisitions, discontinued operations & other	(Charged) / credited to earnings	At December 31, 2023
Deferred income tax assets:
Decommissioning liability	167.4	(1.6)	(19.2)	146.6
Income tax losses carried forward	744.6	(348.2)	(80.6)	315.8
Risk management contracts	2.1	—	11.3	13.4
Lease liabilities	30.7	0.6	3.7	35.0
Other	29.9	6.8	16.5	53.2
	974.7	(342.4)	(68.3)	564.0
Deferred income tax liabilities:
Property, plant and equipment	(743.1)	(244.2)	(139.9)	(1,127.2)
Risk management contracts	(10.8)	(2.9)	(41.3)	(55.0)
ROU asset	(19.3)	(0.6)	(4.9)	(24.8)
	(773.2)	(247.7)	(186.1)	(1,207.0)
Net deferred income tax assets (liabilities)	201.5	(590.1)	(254.4)	(643.0)

($ millions)	At January 1, 2022	Credits due to acquisitions & other	(Charged) / credited to earnings	At December 31, 2022
Deferred income tax assets:
Decommissioning liability	229.6	—	(62.2)	167.4
Income tax losses carried forward	814.2	—	(69.6)	744.6
Risk management contracts	41.1	—	(39.0)	2.1
Lease liabilities	35.3	—	(4.6)	30.7
Other	19.5	19.3	(8.9)	29.9
	1,139.7	19.3	(184.3)	974.7
Deferred income tax liabilities:
Property, plant and equipment	(533.4)	—	(209.7)	(743.1)
Risk management contracts	(13.4)	—	2.6	(10.8)
ROU asset	(22.8)	—	3.5	(19.3)
	(569.6)	—	(203.6)	(773.2)
Net deferred income tax assets (liabilities)	570.1	19.3	(387.9)	201.5

CRESCENT POINT ENERGY CORP.	29

The approximate amounts of tax pools available as at December 31, 2023 and 2022 are as follows:

($ millions)	2023	2022
Tax pools:
Canada	8,281.0	5,685.8
United States	2,319.7	3,025.2
Total	10,600.7	8,711.0
Deferred tax assets are recognized to the extent of expected utilization of tax attributes, based on estimated undiscounted future cash flows included in the Company's independent reserve report.
The above tax pools include estimated Canadian non-capital losses carried forward of $1.31 billion (December 31, 2022 - $1.36 billion) that expire in the years 2033 through 2040, and U.S. net operating losses of $2.32 billion (December 31, 2022 - $2.30 billion) of which $1.52 billion will expire in the years 2032 through 2037, while the remaining $802.2 million will not expire.
A deferred income tax asset has not been recognized for U.S. tax pools of $2.32 billion (December 31, 2022 - $507.2 million) or for other Canadian tax pools of $69.0 million (December 31, 2022 - $69.0 million) as there is not sufficient certainty regarding future utilization.
25.SHARE-BASED COMPENSATION
The following table reconciles the number of restricted shares, ESVP awards, PSUs and DSUs for the year ended December 31, 2023:

	Restricted Shares	ESVP	PSUs (1)	DSUs
Balance, beginning of year	2,244,738	5,274,478	2,713,176	1,745,879
Granted	718,566	1,626,590	888,834	231,464
Redeemed	(1,436,017)	(3,721,568)	(1,627,028)	(248,920)
Forfeited	(146,602)	(519,434)	(351,734)	—
Balance, end of year	1,380,685	2,660,066	1,623,248	1,728,423
(1)Based on underlying units before any effect of performance multipliers.
The following table reconciles the number of restricted shares, ESVP awards, PSUs and DSUs for the year ended December 31, 2022:

	Restricted Shares	ESVP	PSUs (1)	DSUs
Balance, beginning of year	3,267,717	8,329,291	3,214,620	1,556,780
Granted	710,819	1,288,598	904,469	208,693
Redeemed	(1,718,906)	(3,691,820)	(1,405,913)	(19,594)
Forfeited	(14,892)	(651,591)	—	—
Balance, end of year	2,244,738	5,274,478	2,713,176	1,745,879
(1)Based on underlying units before any effect of performance multipliers.
The following table provides summary information regarding stock options outstanding as at December 31, 2023:

	Stock options (number of units)	Weighted average exercise price ($)
Balance, beginning of year	3,889,130	4.43
Exercised	(629,013)	2.92
Forfeited	(35,857)	3.43
Balance, end of year	3,224,260	4.74

CRESCENT POINT ENERGY CORP.	30

The following table summarizes information regarding stock options outstanding as at December 31, 2023:

Range of exercise prices ($)	Number of stock options outstanding	Weighted average remaining term for stock options outstanding (years)	Weighted average exercise price per share for stock options outstanding ($)	Number of stock options exercisable	Weighted average exercise price per share for stock options exercisable ($)
1.09 - 1.65	1,541,362	3.25	1.09	505,996	1.09
1.66 - 5.16	254,950	2.27	3.94	245,820	3.99
5.17 - 9.86	438,417	3.70	6.01	177,060	7.15
9.87 - 10.06	989,531	1.02	10.06	989,531	10.06
	3,224,260	2.55	4.74	1,918,407	6.65
The following table provides summary information regarding stock options outstanding as at December 31, 2022:

	Stock options (number of units)	Weighted average exercise price ($)
Balance, beginning of year	5,839,464	4.04
Exercised	(1,446,571)	3.16
Forfeited	(398,610)	2.06
Expired	(105,153)	9.22
Balance, end of year	3,889,130	4.43
The volume weighted average trading price of the Company's common shares was $9.73 per share during the year ended December 31, 2023 (year ended December 31, 2022 - $9.52 per share).
For the year ended December 31, 2023, the Company calculated total share-based compensation of $40.4 million (year ended December 31, 2022 - $75.6 million), net of estimated forfeitures, of which $5.4 million was capitalized (year ended December 31, 2022 - $13.3 million).
At December 31, 2023, the current portion of long-term compensation liability of $37.5 million was included in other current liabilities (December 31, 2022 - $49.1 million) and $31.0 million was included in other long-term liabilities (December 31, 2022 - $40.8 million).
26.PER SHARE AMOUNTS
The following table summarizes the weighted average shares used in calculating net income (loss) per share:

	2023	2022
Weighted average shares – basic	545,644,234	566,710,644
Dilutive impact of share-based compensation	2,684,473	4,357,422
Weighted average shares – diluted	548,328,707	571,068,066
27.FINANCIAL INSTRUMENTS AND DERIVATIVES
The Company's financial assets and liabilities are comprised of cash, accounts receivable, deferred consideration receivable, derivative assets and liabilities, accounts payable and accrued liabilities, dividends payable and long-term debt.
Crescent Point's derivative assets and liabilities are transacted in active markets. The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:
•Level 1 - Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.
•Level 2 - Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.
•Level 3 - Values are based on prices or valuation techniques that are not based on observable market data.
Accordingly, Crescent Point's derivative assets and liabilities are classified as Level 2. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

CRESCENT POINT ENERGY CORP.	31

Discussions of the fair values and risks associated with financial assets and liabilities, as well as summarized information related to derivative positions are detailed below:
a) Carrying amount and fair value of financial instruments
The fair value of cash, accounts receivable, accounts payable and accrued liabilities and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the amounts drawn on bank debt is equal to its carrying amount as the facilities and term loan bear interest at floating rates and credit spreads that are indicative of market rates. These financial instruments are classified as financial assets and liabilities at amortized cost and are reported at amortized cost.
Crescent Point's derivative assets and liabilities are transacted in active markets, classified as financial assets and liabilities at fair value through profit or loss and fair valued at each period with the resulting gain or loss recorded in net income.
The following table summarizes the carrying value of the Company's remaining financial assets and liabilities as compared to their respective fair values as at December 31, 2023:

	2023 Carrying Value	2023 Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
($ millions)
Financial assets
Derivatives	255.0	255.0	—	255.0	—
	255.0	255.0	—	255.0	—
Financial liabilities
Derivatives	55.2	55.2	—	55.2	—
Senior guaranteed notes (1)	883.4	853.0	—	853.0	—
	938.6	908.2	—	908.2	—
(1)The senior guaranteed notes are classified as financial liabilities at amortized cost and are reported at amortized cost. The notes denominated in US dollars are translated to Canadian dollars at the period end exchange rate. The fair value of the notes is calculated based on current interest rates and is not recorded in the financial statements.
The following table summarizes the carrying value of the Company's remaining financial assets and liabilities as compared to their respective fair values as at December 31, 2022:

	2022 Carrying Value	2022 Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
($ millions)
Financial assets
Derivatives	235.3	235.3	—	235.3	—
	235.3	235.3	—	235.3	—
Financial liabilities
Derivatives	8.7	8.7	—	8.7	—
Senior guaranteed notes (1)	1,441.5	1,372.9	—	1,372.9	—
	1,450.2	1,381.6	—	1,381.6	—
(1)The senior guaranteed notes are classified as financial liabilities at amortized cost and are reported at amortized cost. The notes denominated in US dollars are translated to Canadian dollars at the period end exchange rate. The fair value of the notes is calculated based on current interest rates and is not recorded in the financial statements.
Derivative assets and liabilities
Derivative assets and liabilities arise from the use of derivative contracts. Crescent Point's derivative assets and liabilities are classified as Level 2 with values based on inputs including quoted forward prices for commodities, time value and volatility factors. Accordingly, the Company's derivative financial instruments are classified as fair value through profit or loss and are reported at fair value with changes in fair value recorded in net income.

CRESCENT POINT ENERGY CORP.	32

The following table summarizes the fair value as at December 31, 2023 and the change in fair value for the year ended December 31, 2023:

($ millions)	Commodity (1)	Interest (2)	Foreign exchange (3)	Equity	Total
Derivative assets, beginning of year	14.0	6.7	175.0	30.9	226.6
Acquisitions through business combinations	12.0	—	—	—	12.0
Dispositions	19.0	—	—	—	19.0
Unrealized change in fair value	129.4	(3.4)	(153.6)	(29.3)	(56.9)
Foreign exchange	(0.9)	—	—	—	(0.9)
Derivative assets, end of year	173.5	3.3	21.4	1.6	199.8

Derivative assets, end of year	176.5	3.3	72.2	3.0	255.0
Derivative liabilities, end of year	(3.0)	—	(50.8)	(1.4)	(55.2)
(1)Includes crude oil, crude oil differentials, natural gas and natural gas differential contracts.
(2)Interest payments on CCS.
(3)Includes principal portion of CCS and foreign exchange contracts.
The following table summarizes the fair value as at December 31, 2022 and the change in fair value for the year ended December 31, 2022:

($ millions)	Commodity (1)	Interest (2)	Foreign exchange (3)	Equity	Total
Derivative assets (liabilities), beginning of year	(154.4)	5.6	170.6	33.8	55.6
Unrealized change in fair value	168.4	1.1	4.4	(2.9)	171.0
Derivative assets, end of year	14.0	6.7	175.0	30.9	226.6

Derivative assets, end of year	22.6	6.7	175.1	30.9	235.3
Derivative liabilities, end of year	(8.6)	—	(0.1)	—	(8.7)
(1)Includes crude oil, crude oil differentials, propane, natural gas and natural gas differential contracts.
(2)Interest payments on CCS.
(3)Includes principal portion of CCS and foreign exchange contracts.
Offsetting financial assets and liabilities
Financial assets and liabilities are only offset if the Company has the legal right to offset and intends to settle on a net basis or settle the asset and liability simultaneously. The Company offsets derivative assets and liabilities when the counterparty, commodity, currency and timing of settlement are the same. The following table summarizes the gross asset and liability positions of the Company's financial derivatives by contract that are offset on the balance sheet as at December 31, 2023 and December 31, 2022:

	2023			2022
($ millions)	Asset	Liability	Net	Asset	Liability	Net
Gross amount	258.4	(58.6)	199.8	246.3	(19.7)	226.6
Amount offset	(3.4)	3.4	—	(11.0)	11.0	—
Net amount	255.0	(55.2)	199.8	235.3	(8.7)	226.6
b) Risks associated with financial assets and liabilities
The Company is exposed to financial risks from its financial assets and liabilities. The financial risks include market risk relating to commodity prices, interest rates, foreign exchange rates and equity price as well as credit and liquidity risk.

CRESCENT POINT ENERGY CORP.	33

Commodity price risk
The Company is exposed to commodity price risk on crude oil and condensate, NGLs and natural gas revenues. To manage a portion of this risk, the Company has entered into various derivative agreements.
The following table summarizes the unrealized gains (losses) on the Company's commodity financial derivative contracts and the resulting impact on income before tax due to fluctuations in commodity prices or differentials, with all other variables held constant:

	Impact on Income Before Tax		Impact on Income Before Tax
($ millions)	Year ended December 31, 2023		Year ended December 31, 2022
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Commodity price
Crude oil	(134.4)	135.5	(40.3)	38.8
Natural gas	(25.4)	25.8	(3.1)	3.2
Differential
Natural gas	15.5	(15.5)	2.6	(2.6)
Interest rate risk
The Company is exposed to interest rate risk on amounts drawn on its bank debt to the extent of changes in market interest rates. Based on the Company's floating rate debt position, as at December 31, 2023, a 1 percent increase or decrease in the interest rate on floating rate debt would amount to an impact on income before tax of $26.8 million on an annualized basis. At December 31, 2022, the Company was undrawn on its credit facilities and had no floating rate debt outstanding, therefore, no exposure to changes in market interest rates.
Foreign exchange risk
The Company is exposed to foreign exchange risk in relation to its US dollar denominated long-term debt, US dollar denominated commodity derivative contracts, investment in its U.S. subsidiary and on a portion of its commodity sales. Crescent Point utilizes foreign exchange derivatives to hedge its foreign exchange exposure on its US dollar denominated long-term debt. To reduce foreign exchange risk relating to commodity sales, the Company utilizes a combination of foreign exchange swaps and fixed price WTI crude oil contracts that settle in Canadian dollars.
The following table summarizes the resulting unrealized gains (losses) impacting income before tax due to the respective changes in the period end and applicable foreign exchange rates, with all other variables held constant:

		Impact on Income Before Tax		Impact on Income Before Tax
($ millions)	Exchange Rate	Year ended December 31, 2023		Year ended December 31, 2022
Cdn$ relative to US$		Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
US dollar long-term debt	Period End	265.1	(265.1)	124.6	(124.6)
Cross currency swaps	Forward	(254.8)	254.8	(123.7)	123.7
Foreign exchange swaps	Forward	14.1	(14.1)	4.3	(4.3)
Equity price risk
The Company is exposed to equity price risk on its own share price in relation to certain share-based compensation plans detailed in Note 25 - "Share-based Compensation". The Company has entered into total return swaps to mitigate its exposure to fluctuations in its share price by fixing the future settlement cost on a portion of it's cash settled plans.
The following table summarizes the unrealized gains (losses) on the Company's equity derivative contracts and the resulting impact on income before tax due to the respective changes in the applicable share price, with all other variables held constant:

	Impact on Income Before Tax		Impact on Income Before Tax
($ millions)	Year ended December 31, 2023		Year ended December 31, 2022
Share price	Increase 50%	Decrease 50%	Increase 50%	Decrease 50%
Total return swaps	12.7	(12.7)	26.8	(26.8)
Credit risk
The Company is exposed to credit risk in relation to its physical oil and gas sales, financial counterparty and joint venture receivables. A substantial portion of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. To mitigate credit risk associated with its physical sales portfolio, Crescent Point obtains financial assurances such as parental guarantees, letters of credit, prepayments and third party credit insurance. Including these assurances, approximately 98 percent of the Company's oil and gas sales are with entities considered investment grade.

CRESCENT POINT ENERGY CORP.	34

At December 31, 2023, approximately 4 percent (December 31, 2022 - 4 percent) of the Company's accounts receivable balance was outstanding for more than 90 days and the Company's average expected credit loss was 0.83 percent (December 31, 2022 - 0.93 percent) on a portion of the Company’s accounts receivable balance relating to joint venture receivables.
Liquidity risk
The Company manages its liquidity risk through managing its capital structure and continuously monitoring forecast cash flows and available credit under existing banking facilities as well as other potential sources of capital.
At December 31, 2023, the Company had available unused borrowing capacity on bank credit facilities of approximately $801.1 million, including $26.2 million outstanding letters of credit and cash of $17.3 million.
The timing of undiscounted cash outflows relating to the financial liabilities outstanding as at December 31, 2023, is outlined in the table below:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Accounts payable and accrued liabilities	634.9	—	—	—	634.9
Dividends payable	56.8	—	—	—	56.8
Derivative liabilities (1)	—	3.2	—	—	3.2
Senior guaranteed notes (2)	342.8	476.5	27.0	—	846.3
Bank debt (3)	236.3	3,118.8	—	—	3,355.1
(1)These amounts exclude undiscounted cash outflows pursuant to the CCS and foreign exchange swaps.
(2)These amounts include the notional principal and interest payments pursuant to the CCS related to the senior guaranteed notes, which fix the amounts due in Canadian dollars. US dollar senior guaranteed notes that do not have any underlying CCS are translated at the period end foreign exchange rate.
(3)These amounts include interest based on debt outstanding and interest rates effective as at December 31, 2023, and includes undiscounted cash outflows pursuant to the CCS related to Secured Overnight Financing Rate loans.
The timing of undiscounted cash outflows relating to the financial liabilities outstanding as at December 31, 2022, is outlined in the table below:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Accounts payable and accrued liabilities	448.2	—	—	—	448.2
Dividends payable	99.4	—	—	—	99.4
Derivative liabilities (1)	12.6	—	—	—	12.6
Senior guaranteed notes (2)	486.6	816.2	26.9	—	1,329.7
(1)These amounts exclude undiscounted cash outflows pursuant to the CCS and foreign exchange swaps.
(2)These amounts include the notional principal and interest payments pursuant to the CCS and foreign exchange swap related to the senior guaranteed notes, which fix the amounts due in Canadian dollars.
c) Derivative contracts
The following is a summary of the derivative contracts in place as at December 31, 2023:

Financial WTI Crude Oil Derivative Contracts – Canadian Dollar (1)
	Swap		Collar
Term	Volume (bbls/d)	Average Price ($/bbl)	Volumes (bbls/d)	Average Sold Call Price ($/bbl)	Average Bought Put Price ($/bbl)
January 2024 - December 2024 (2)	15,414	102.02	28,488	114.40	97.52
January 2025 - December 2025	1,513	95.13	—	—	—
(1)The volumes and prices reported are the weighted average volumes and prices for the period.
(2)Includes 5,000 bbls/d in the first half of 2024, which can be extended at the option of the counterparty for the second half of 2024 at an average swap price of $102.68/bbl.

Financial WTI Crude Oil Derivative Contracts – US Dollar (1)
	Swap
	Volume (bbls/d)	Average Price (US$/bbl)
Term
January 2024 - March 2024	10,050	82.44
(1)The volumes and prices reported are the weighted average volumes and prices for the period.

CRESCENT POINT ENERGY CORP.	35

Financial AECO Natural Gas Derivative Contracts – Canadian Dollar (1)
	Swap
	Volume (GJ/d)	Average Price ($/GJ)
Term
January 2024 - October 2024	31,403	3.33
(1)The volumes and prices reported are the weighted average volumes and prices for the period.

Financial NYMEX Natural Gas Derivative Contracts – US Dollar (1)
	Swap		Collar
Term	Volume (mmbtu/d)	Average Price (US$/mmbtu)	Volume (mmbtu/d)	Average Sold Call Price (US$/mmbtu)	Average Bought Put Price (US$/mmbtu)
January 2024 - December 2024	31,027	3.44	60,000	4.21	3.14
January 2025 - December 2025	51,000	3.43	45,000	4.01	3.33
(1)The volumes and prices reported are the weighted average volumes and prices for the period.

Financial NYMEX Natural Gas Differential Derivative Contracts – US Dollar (1)
Term	Volume (mmbtu/d)	Contract	Basis	Fixed Differential (US$/mmbtu)
January 2024 - December 2024	151,257	Basis Swap	AECO	(1.10)
January 2025 - December 2025	150,000	Basis Swap	AECO	(1.12)
(1)The volumes and prices reported are the weighted average volumes and prices for the period.

Financial Cross Currency Derivative Contracts
Term	Contract	Receive Notional Principal (US$ millions)	Fixed Rate (US%)	Pay Notional Principal (Cdn$ millions)	Fixed Rate (Cdn%)
January 2024	Swap	783.0	7.18	1,075.6	6.69
January 2024 - March 2024	Swap	635.0	7.17	847.6	6.78
January 2024 - June 2024	Swap	257.5	3.75	276.4	4.03
January 2024 - April 2025	Swap	52.0	4.30	67.9	3.98
January 2024 - April 2025	Swap	207.5	4.08	262.6	4.13

Financial Foreign Exchange Forward Derivative Contracts
Settlement Date	Contract	Receive Currency	Receive Notional Principal ($ millions)	Pay Currency	Pay Notional Principal ($ millions)
January 2024	Swap (1)	Cdn$	64.1	US$	48.0
June 2024	Swap	Cdn$	40.5	US$	30.0
December 2024	Swap	Cdn$	40.5	US$	30.0
(1)Based on an average floating exchange rate.

Financial Equity Derivative Contracts		Notional Principal ($ millions)	Number of shares
Term	Contract
January 2024 - March 2024	Swap	11.8	1,549,947
January 2024 - March 2025	Swap	12.0	1,207,754
28.RELATED PARTY TRANSACTIONS
Compensation of key management personnel
Key management personnel of the Company include its directors and executive officers. The compensation relating to key management personnel for the year ended December 31, 2023, recorded as general and administrative expenses was $7.3 million (year ended December 31, 2022 - $6.1 million) and share-based compensation costs were $19.4 million (year ended December 31, 2022 - $24.2 million).

CRESCENT POINT ENERGY CORP.	36

29.COMMITMENTS
At December 31, 2023, the Company had contractual obligations and commitments as follows:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Operating (1)	15.8	19.7	11.5	7.9	54.9
Gas processing	115.6	193.4	147.9	280.8	737.7
Transportation	186.1	361.5	276.5	524.5	1,348.6
Total contractual commitments (2)	317.5	574.6	435.9	813.2	2,141.2
(1)Includes operating costs on the Company's office space, net of $16.7 million recoveries from subleases.
(2)Excludes contracts accounted for under IFRS 16. See Note 14 - "Leases" for additional information.
30.SIGNIFICANT SUBSIDIARIES
The Company has the following significant subsidiaries, each owned 100% directly and indirectly, at December 31, 2023:

Subsidiary Name	Country of Formation
Crescent Point Resources Partnership	Canada
Crescent Point Holdings Ltd.	Canada
Hammerhead Resources ULC	Canada
Crescent Point Energy U.S. Corp.	United States of America

CRESCENT POINT ENERGY CORP.	37

31.SUPPLEMENTAL DISCLOSURES
Comprehensive income statement presentation
The Company’s statements of comprehensive income are prepared primarily by nature of expense, with the exception of compensation expenses which are included in the operating, general and administrative and share-based compensation line items, as follows:

($ millions)	2023	2022 (1)
Operating	64.0	56.3
General and administrative	66.8	58.7
Share-based compensation	9.4	35.9
Total compensation expenses	140.2	150.9
(1)Comparative period revised to reflect current period presentation.
Cash flow statement presentation

($ millions)	2023	2022
Operating activities
Changes in non-cash working capital:
Accounts receivable	66.7	(11.3)
Prepaids and deposits	(2.2)	(13.9)
Accounts payable and accrued liabilities	(97.8)	(3.5)
Other current liabilities	(11.8)	8.6
Other long-term liabilities	(9.8)	5.1
	(54.9)	(15.0)
Investing activities
Changes in non-cash working capital:
Accounts receivable	—	0.2
Other current assets	(60.5)	(18.7)
Accounts payable and accrued liabilities	56.3	(7.6)
	(4.2)	(26.1)
Financing activities
Changes in non-cash working capital:
Prepaids and deposits	(12.6)	(44.2)
Accounts payable and accrued liabilities	(2.0)	4.0
Dividends payable	(42.6)	55.9
	(57.2)	15.7

CRESCENT POINT ENERGY CORP.	38

Supplementary financing cash flow information
The Company's reconciliation of cash flow from financing activities is outlined in the table below:

($ millions)	Dividends payable	Long-term debt (1)	Lease liability (2)
December 31, 2021	43.5	1,970.2	141.4
Changes from cash flow from financing activities:
Decrease in bank debt, net		(338.5)
Repayment of senior guaranteed notes		(281.8)
Realized gain on cross currency swap maturity		63.8
Dividends paid	(144.7)
Payments on principal portion of lease liability			(20.4)
Non-cash changes:
Dividends declared	200.6
Additions			3.8
Other			(0.7)
Foreign exchange		27.8
December 31, 2022	99.4	1,441.5	124.1
Changes from cash flow from financing activities:
Increase in bank debt, net		2,675.1
Repayment of senior guaranteed notes and acquired long-term debt		(897.9)
Realized gain on cross currency swap maturity		147.7
Dividends paid	(254.5)
Payments on principal portion of lease liability			(20.8)
Non-cash changes:
Dividends declared	211.9
Acquisitions through business combinations		363.8	4.3
Additions			38.2
Dispositions			(1.1)
Foreign exchange		(163.9)
December 31, 2023	56.8	3,566.3	144.7
(1)Includes current portion of long-term debt.
(2)Includes current portion of lease liability.
32.OIL AND GAS SALES
The following table reconciles oil and gas sales by country:

($ millions) (1)	2023	2022
Canada
Crude oil and condensate sales	3,082.5	3,319.1
NGL sales	180.2	224.8
Natural gas sales	236.3	303.1
Total Canada	3,499.0	3,847.0
U.S.
Crude oil and condensate sales	569.6	553.3
NGL sales	27.0	55.2
Natural gas sales	16.3	37.6
Total U.S. (2)	612.9	646.1
Total oil and gas sales	4,111.9	4,493.1
(1)Oil and gas sales are reported before realized derivatives.
(2)Discontinued operations.

CRESCENT POINT ENERGY CORP.	39

33.SUBSEQUENT EVENTS
Disposition of Southern Alberta Assets
On January 26, 2024, Crescent Point completed the disposition of its Southern Alberta assets for total consideration of approximately $38.1 million, including interim closing adjustments. Total consideration includes $25.0 million of deferred consideration receivable. Due to significant decommissioning liabilities associated with these assets, this transaction reduces the Company's decommissioning liability balance by $92.4 million.

CRESCENT POINT ENERGY CORP.	40

Directors
Barbara Munroe, Chair (6)
James Craddock (2) (3) (5)
John Dielwart (3) (4)
Mike Jackson (1) (5)
Jennifer Koury (2) (5)
Francois Langlois (1) (3) (4)
Myron Stadnyk (1) (2) (4)
Mindy Wight (1) (2)
Craig Bryksa (4)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Human Resources and Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Environment, Safety and Sustainability Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
(6) Chair of the Board serves in an ex officio capacity on each Committee
Officers
Craig Bryksa
President and Chief Executive Officer
Ken Lamont
Chief Financial Officer
Ryan Gritzfeldt
Chief Operating Officer
Mark Eade
Senior Vice President, General Counsel and Corporate Secretary
Garret Holt
Senior Vice President, Strategy and Planning
Michael Politeski
Senior Vice President, Finance and Treasurer
Shelly Witwer
Senior Vice President, Business Development
Justin Foraie
Vice President, Operations and Marketing
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
McDaniel & Associates Consultants Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Shant Madian
Vice President, Capital Markets
(403) 693-0020
Sarfraz Somani
Manager, Investor Relations
(403) 693-0020

CRESCENT POINT ENERGY CORP.	41